Filed Pursuant to Rule 424(b)(5)

Registration No. 333-175538

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Maximum aggregate offering price	Amount of registration fee(1)
Depositary Shares of BB&T Corporation (each Representing a 1/1,000th interest in a Share of Series G Non-Cumulative Perpetual Preferred Stock)	$500,000,000	$68,200

(1)	Calculated in accordance with Rules 457(o) and 457(r) of the Securities Act of 1933, as amended.

PROSPECTUS SUPPLEMENT

(To Prospectus dated July 13, 2011)

BB&T CORPORATION

18,000,000 Depositary Shares, Each Representing a 1/1,000th Interest

in a Share of Series G Non-Cumulative Perpetual Preferred Stock

BB&T Corporation is offering 18,000,000 depositary shares, each representing a 1/1,000th ownership interest in a share of Series G Non-Cumulative Perpetual Preferred Stock, $5.00 par value per share, with a liquidation preference of $25,000 per share (equivalent to $25 per depositary share) (the “Series G Preferred Stock”). As a holder of depositary shares, you will be entitled to all proportional rights and preferences of the Series G Preferred Stock (including dividend, voting, redemption and liquidation rights). You must exercise such rights through Computershare Trust Company, N.A. and Computershare Inc., jointly as the depositary for the shares of Series G Preferred Stock.

Dividends on the Series G Preferred Stock, when, as and if declared by our board of directors or a duly authorized committee of the board, will accrue and be payable on the liquidation preference amount, on a non-cumulative basis, quarterly in arrears on the 1st day of March, June, September and December of each year, commencing on June 1, 2013, at a rate per annum equal to 5.200%. If our board of directors or a duly authorized committee of the board has not declared a dividend on the Series G Preferred Stock before the dividend payment date for any dividend period, such dividend shall not be cumulative and shall not accrue or be payable for such dividend period, and we will have no obligation to pay dividends for such dividend period, whether or not dividends on the Series G Preferred Stock are declared for any future dividend period.

The Series G Preferred Stock may be redeemed at our option in whole, or in part, on or after June 1, 2018 at a redemption price equal to $25,000 per share (equivalent to $25 per depositary share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends. The Series G Preferred Stock also may be redeemed at our option in whole, but not in part, prior to June 1, 2018 upon the occurrence of a “regulatory capital treatment event,” as described herein, at a redemption price equal to $25,000 per share (equivalent to $25 per depositary share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends. The Series G Preferred Stock will not have any voting rights, except as set forth under “Description of Series G Preferred Stock — Voting Rights” on page S-27.

We intend to apply to list the depositary shares on the New York Stock Exchange (“NYSE”) under the symbol “BBT PrG.” If the application is approved, we expect trading of the depositary shares on the NYSE to begin within the 30-day period after the initial delivery of the depositary shares.

The depositary shares are equity securities and will not be savings accounts, deposits or other obligations of any bank or non-bank subsidiary of ours and are not insured by the Federal Deposit Insurance Corporation, or FDIC, or any other government agency.

Investing in the depositary shares involves risks. Potential purchasers of the depositary shares should consider the information set forth in the “Risk Factors” section beginning on page S-10 of this prospectus supplement.

None of the Securities and Exchange Commission, any state securities commission, FDIC, or any other regulatory body has approved or disapproved of these securities or determined that this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Us (Before Expenses)(2)
Per depositary share	$25.0000	$0.68936444	$24.31063556
Total	$450,000,000	$12,408,560	$437,591,440

(1)	Reflects 3,286,400 depositary shares sold to institutional investors, for which the underwriters received an underwriting discount of $0.2500 per share, and 14,713,600 depositary shares sold to retail investors, for which the underwriters received an underwriting discount of $0.7875 per share.
(2)	Assumes no exercise of the underwriters’ over-allotment option described below.

The underwriters are offering the depositary shares as set forth under “Underwriting (Conflicts of Interest).” Delivery of the depositary shares in book-entry form through The Depository Trust Company (“DTC”) for the accounts of its participants, including Euroclear Bank S.A./N.V., as operator of the Euroclear System (“Euroclear”), and Clearstream Banking, société anonyme (“Clearstream”), is expected to be made on or about May 1, 2013.

We have granted the underwriters an option to purchase up to an additional 2,000,000 depositary shares within 30 days after the date of this prospectus supplement at the public offering price, less underwriting discounts and commissions, solely to cover over-allotments, if any.

Because our affiliate, BB&T Capital Markets, a division of BB&T Securities, LLC, may be participating in sales of the depositary shares, the offering is being conducted in compliance with Financial Industry Regulatory Authority (“FINRA”) Rule 5121, as administered by FINRA.

Joint Book-Running Managers

BofA Merrill Lynch	BB&T Capital Markets	Deutsche Bank Securities
Morgan Stanley	UBS Investment Bank	Wells Fargo Securities

Co-Managers

Keefe, Bruyette & Woods A Stifel Company	Raymond James	RBC Capital Markets

Prospectus Supplement dated April 24, 2013

PROSPECTUS SUPPLEMENT

PROSPECTUS

ABOUT THIS PROSPECTUS	2
FORWARD-LOOKING STATEMENTS	2
WHERE YOU CAN FIND MORE INFORMATION	3
CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES	4
USE OF PROCEEDS	5
VALIDITY OF SECURITIES	5
EXPERTS	5

Neither we nor the underwriters have authorized anyone to provide you with any information or to make any representation not contained in or incorporated by reference into this prospectus supplement or the accompanying prospectus. Neither we nor the underwriters take any responsibility for, and can provide no assurances as to, the reliability of any information that others may provide you. We are offering to sell these securities and seeking offers to buy these securities only in jurisdictions where offers and sales are permitted. You should not assume that the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus is accurate as of any date other than their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus supplement and the accompanying prospectus to “BB&T,” “we,” “us,” “our” or similar references mean BB&T Corporation.

i

SUMMARY

The following information should be read together with the information contained or incorporated by reference in this prospectus supplement and in the accompanying prospectus. It may not contain all the information that is important to you. You should carefully read this entire prospectus supplement and the accompanying prospectus to understand fully the terms of the depositary shares, as well as the tax and other considerations that are important to you in making a decision about whether to invest in the depositary shares. To the extent the information in this prospectus supplement is inconsistent with the information in the accompanying prospectus, you should rely on the information in this prospectus supplement. You should pay special attention to the “Risk Factors” section of this prospectus supplement to determine whether an investment in the depositary shares is appropriate for you.

About BB&T Corporation

We are a financial holding company organized under the laws of North Carolina and headquartered in Winston-Salem, North Carolina. We conduct our business operations primarily through our principal bank subsidiary, Branch Banking and Trust Company (“Branch Bank”), which has offices in North Carolina, Virginia, Florida, Georgia, Maryland, South Carolina, Alabama, West Virginia, Kentucky, Tennessee, Texas, Washington D.C. and Indiana. In addition, our operations consist of several nonbank subsidiaries that offer various financial services products. Our principal assets are all of the issued and outstanding shares of common stock of Branch Bank and investments in our other subsidiaries. As of March 31, 2013, we had consolidated total assets of $180.8 billion, consolidated loans and leases of $117.6 billion, consolidated deposits of $131.4 billion and consolidated shareholders’ equity of $21.2 billion.

Branch Bank provides a wide range of banking services to individuals and businesses, and offers a variety of loans to businesses and consumers. Such loans are made primarily to individuals residing in the market areas described above or to businesses located within our geographic footprint. Branch Bank also markets a wide range of deposit services to individuals, businesses and public entities. Branch Bank offers, either directly, or through its subsidiaries, lease financing to businesses and municipal governments; factoring; discount brokerage services, annuities and mutual funds; life insurance, property and casualty insurance, health insurance and commercial general liability insurance on an agency basis and through a wholesale insurance brokerage operation; insurance premium financing; permanent financing arrangements for commercial real estate; loan servicing for third-party investors; direct consumer finance loans to individuals; trust and comprehensive wealth advisory services and association services. Our direct nonbank subsidiaries provide a variety of financial services including credit card lending, automobile lending, equipment financing, full-service securities brokerage, asset management and capital markets services.

Our common stock is traded on the NYSE under the symbol “BBT.” Our executive offices are located at 200 West Second Street, Winston-Salem, North Carolina 27101, and our telephone number is (336) 733-2000.

We refer you to the documents incorporated by reference in this prospectus supplement and the accompanying prospectus, as described in the section “Where You Can Find More Information” in the accompanying prospectus, for more information about us and our businesses.

Recent Developments

First Quarter 2013 Financial Results

On April 18, 2013, we reported earnings for the first quarter of 2013. Outlined below is a summary of those results. We expect to file our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013 with the Securities and Exchange Commission (the “SEC”) on or before May 3, 2013, which will contain more detailed information than is included below. Our first quarter 2013 consolidated financial results below should be read in conjunction with our Annual Report on Form 10-K for the year ended December 31, 2012, which is incorporated by reference herein.

Earnings Overview

Consolidated net income available to common shareholders for the first quarter of 2013 was $210 million, down 51.3% compared to $431 million earned during the same period in 2012. On a diluted per common share basis, earnings for the first quarter of 2013 were $0.29, down 52.5% compared to $0.61 for the same period in 2012. BB&T’s results of operations for the first quarter of 2013 produced an annualized return on average assets of 0.57% and an annualized return on average common shareholders’ equity of 4.44% compared to prior year ratios of 1.03% and 9.75%, respectively.

As previously announced, financial results for the first quarter of 2013 were negatively impacted by a $281 million adjustment to the provision for income taxes. This occurred following a February 11, 2013 opinion by the U.S. Tax Court with respect to a case between the Bank of New York Mellon and the Internal Revenue Service (the “IRS”) involving a transaction with a structure similar to a financing transaction entered into by BB&T in 2002. BB&T is currently in litigation with the IRS and no decision has been rendered by the court.

Total revenues were $2.5 billion for the first quarter of 2013, an increase of $116 million compared to the first quarter of 2012. The increase in total revenues included a $130 million increase in noninterest income, partially offset by a $14 million decrease in taxable-equivalent net interest income. The decrease in taxable-equivalent net interest income reflects an $84 million decrease in interest income, primarily driven by lower yields on new loans and securities, which is reflective of the low interest rate environment, and covered loan run-off, partially offset by a $70 million decrease in funding costs compared to the same quarter of the prior year. Net interest margin was 3.76%, down 17 basis points compared to the first quarter of 2012.

The increase in noninterest income includes a $94 million increase in insurance income, a $32 million increase in net securities gains, and a $26 million increase in other income, partially offset by a $36 million decrease in mortgage banking income. The increase in insurance income included approximately $78 million as a result of the acquisition of the life and property and casualty insurance operating divisions of Crump Group Inc. (“Crump Insurance”) on April 2, 2012, with the remaining increase largely attributable to firming market conditions for insurance premiums. Net securities gains for the first quarter of 2013 totaled $23 million compared to a net securities loss of $9 million in the first quarter of the prior year. The increase in other income was primarily due to $42 million of write-downs on affordable housing investments that were recorded in the first quarter of the prior year. The $36 million decrease in mortgage banking income was largely the result of a $30 million decrease in mortgage servicing rights’ valuation adjustments.

The provision for credit losses, excluding covered loans, declined $38 million, or 13.3%, compared to the first quarter of 2012, as improving credit quality resulted in lower provision expense. Net charge-offs, excluding covered loans, for the first quarter of 2013 were $62 million lower than the first quarter of 2012.

Noninterest expense was $1.4 billion for the first quarter of 2013, an increase of $29 million, or 2.1%, compared to the first quarter of 2012. Personnel and occupancy and equipment expense increased $87 million and $18 million, respectively, which were primarily due to the acquisitions of Crump Insurance and BankAtlantic during 2012. These increases were partially offset by a $74 million decrease in foreclosed property expense, which was the result of lower write-downs, losses and carrying costs associated with foreclosed property.

The provision for income taxes was $481 million for the first quarter of 2013, compared to $189 million for the first quarter of 2012. The effective tax rate for the first quarter of 2013 was 65.3%, compared to 29.8% for the prior year’s first quarter. The increase in the effective tax rate was primarily due to the $281 million adjustment to the income tax provision described previously, partially offset by the effect of $16 million in tax expense recorded in the first quarter of 2012 related to changes in the treatment of certain credits related to affordable housing partnership investments.

Balance Sheet Overview

Average loans held for investment for the first quarter of 2013 totaled $113.2 billion, up $5.7 billion, or 5.3%, compared to the corresponding period of 2012. The increase in average loans and leases was broad-based with notable growth in the residential mortgage, commercial and industrial, direct retail and other lending subsidiaries portfolios. The increase in average loans and leases was partially offset by continued runoff in the commercial real estate — residential ADC and covered loan portfolios.

Average total commercial loans increased $1.9 billion, or 3.9%, compared to the first quarter of 2012, primarily due to commercial and industrial loans which experienced geographic expansion and broadened industry sector expertise in middle-market corporate lending, as well as growth in asset-based and mortgage warehouse lending, partially offset by declines in residential ADC as a result of continued weakness in residential real estate development.

Average residential mortgage loans increased $2.6 billion, or 12.2%, compared to the first quarter of 2012, which reflects growth from management’s previous strategy of retaining a higher portion of residential mortgage production in the held for investment portfolio. This strategy was modified late in the second quarter of 2012, after which the majority of mortgage production has been directed to the held for sale portfolio. Growth in the average residential mortgage loan portfolio was also impacted by the acquisition of BankAtlantic in the third quarter of 2012. Average direct retail loans were up $1.0 billion, or 7.1%, as a result of growth in home equity loans and non-real estate loans generated through the wealth and small business lending channels. Average loans in other lending subsidiaries were up $1.3 billion, or 15.2%, compared to the first quarter of 2012, based on strong growth from small ticket consumer finance, equipment finance and insurance premium financing, which totaled 43.3%, 19.7%, and 9.5%, respectively.

Average deposits for the first quarter of 2013 increased $5.8 billion, or 4.7%, compared to the same period of 2012. The mix of the portfolio has continued to improve with growth of $6.3 billion and $3.2 billion in noninterest-bearing and lower-cost interest-checking, money market and savings accounts, respectively, and a decrease in certificates and other time deposits totaling $4.0 billion. Average noninterest-bearing accounts represented 24.9% of total average deposits for the first quarter of 2013, compared to 21.0% for the first quarter of 2012.

The growth in noninterest-bearing deposits was led by commercial accounts, which increased by $3.8 billion compared to the same quarter of the prior year, while noninterest-bearing retail and public funds accounts each grew by $1.2 billion. The increase in interest checking and money market and savings accounts was driven by increases in retail and commercial accounts of $4.8 billion and $930 million, respectively, while public funds accounts decreased by $2.5 billion. The cost of interest-bearing deposits was 0.36% for the first quarter of 2013, a decrease of 13 basis points compared to the same period of 2012.

Asset Quality

Nonperforming assets, excluding covered foreclosed real estate, decreased $123 million compared to December 31, 2012, due to declines of $97 million in nonperforming loans and $26 million in foreclosed real estate and other foreclosed property. Nonperforming assets have declined 42.3% since December 31, 2011, and are at the lowest level since the second quarter of 2008.

Dividends and Capital

BB&T’s capital levels remained strong at March 31, 2013. BB&T declared total common dividends of $0.23 during the first quarter of 2013, which resulted in a dividend payout ratio of 77%.

THE OFFERING

Issuer	BB&T Corporation

Securities offered	18,000,000 depositary shares (20,000,000 depositary shares if the underwriters exercise in full their over-allotment option to purchase additional depositary shares), each representing a 1/1,000th ownership interest in a share of Series G Preferred Stock. Each holder of a depositary share will be entitled, through the depositary, in proportion to the applicable fraction of a share of Series G Preferred Stock represented by such depositary share, to all the rights and preferences of the Series G Preferred Stock represented thereby (including dividend, voting, redemption and liquidation rights).

We may, from time to time, elect to issue additional depositary shares representing shares of the Series G Preferred Stock and all additional shares would be deemed to form a single series with the Series G Preferred Stock.

Ranking	Shares of the Series G Preferred Stock will rank senior to our common stock, equally with our Series D Non-Cumulative Perpetual Preferred Stock (the “Series D Preferred Stock”), Series E Non-Cumulative Perpetual Preferred Stock (the “Series E Preferred Stock”) and Series F Non-Cumulative Perpetual Preferred Stock (the “Series F Preferred Stock”) and at least equally with each other series of our preferred stock we may issue (except for any senior series that may be issued with the requisite consent of the holders of the Series G Preferred Stock and all other parity stock), with respect to the payment of dividends and distributions upon liquidation, dissolution or winding up. See “Description of Capital Stock — Preferred Stock” for a discussion of the Series D Preferred Stock, the Series E Preferred Stock and the Series F Preferred Stock. We will generally be able to pay dividends and distributions upon liquidation, dissolution or winding up only out of lawfully available assets for such payment (i.e., after taking account of all indebtedness and other non-equity claims).

Dividends	Dividends on the Series G Preferred Stock, when, as and if declared by our board of directors or a duly authorized committee of the board, will accrue and be payable on the liquidation preference amount, on a non-cumulative basis, quarterly in arrears on the 1st day of March, June, September and December of each year, commencing on June 1, 2013, at a rate per annum equal to 5.200%; provided, dividends not declared with respect to any dividend period shall not be cumulative. Any dividends paid will be distributed to holders of depositary shares in the manner described under “Description of Depositary Shares — Dividends and Other Distributions” below.

Dividends will be payable to holders of record of Series G Preferred Stock as they appear on our books on the applicable record date, which shall be the 15th calendar day before the applicable dividend payment date, or such other record date, not exceeding 30 days before the applicable dividend payment date, as shall be fixed by the board of directors or any duly authorized committee of the board. The corresponding record dates for the depositary shares will be the same as the record dates for the Series G Preferred Stock.

A dividend period is the period from, and including, a dividend payment date to, but excluding, the next dividend payment date, except that the initial dividend period will commence on, and include, the original issue date of the Series G Preferred Stock.

If our board of directors or a duly authorized committee of the board has not declared a dividend on the Series G Preferred Stock before the dividend payment date for any dividend period, such dividend shall not be cumulative and shall not accrue or be payable for such dividend period, and we will have no obligation to pay dividends for such dividend period, whether or not dividends on the Series G Preferred Stock, parity stock, junior stock or other preferred stock are declared for any future dividend period.

So long as any share of Series G Preferred Stock remains outstanding, (1) no dividend shall be declared or paid or set aside for payment and no distribution shall be declared or made or set aside for payment on any junior stock (other than a dividend payable solely in junior stock), (2) no shares of junior stock shall be repurchased, redeemed or otherwise acquired for consideration by us, directly or indirectly (other than as a result of a reclassification of junior stock for or into other junior stock, or the exchange or conversion of one share of junior stock for or into another share of junior stock, and other than through the use of the proceeds of a substantially contemporaneous sale of other shares of junior stock) nor shall any monies be paid to or made available for a sinking fund for the redemption of any such securities by us and (3) no shares of parity stock shall be repurchased, redeemed or otherwise acquired for consideration by us other than pursuant to pro rata offers to purchase all, or a pro rata portion, of the Series G Preferred Stock and such parity stock except by conversion into or exchange for junior stock, during a dividend period, unless, in the case of each of clauses (1), (2) and (3) above, the full dividends for the then-current dividend period on all outstanding shares of Series G Preferred Stock have been declared and paid or declared and a sum sufficient for the payment thereof has been set aside.

When dividends are not paid in full upon the shares of Series G Preferred Stock and any parity stock, all dividends declared upon shares of Series G Preferred Stock and any parity stock will be declared on a proportional basis so that the amount of dividends declared per share will bear to each other the same ratio that accrued dividends for the then-current dividend period per share on Series G Preferred Stock, and accrued dividends, including any accumulations, on any parity stock, bear to each other.

Subject to the foregoing, and not otherwise, such dividends (payable in cash, stock or otherwise), as may be determined by our board of directors or a duly authorized committee of the board, may be declared and paid on our common stock and any other securities ranking junior to the Series G Preferred Stock from time to time out of any assets legally available for such payment, and the holders of the Series G Preferred Stock or parity stock shall not be entitled to participate in any such dividend.

Dividends on the Series G Preferred Stock shall not be declared, paid or set aside for payment to the extent such act would cause us to fail to comply with laws and regulations applicable thereto, including applicable capital adequacy guidelines.

Dividend payment dates	Quarterly in arrears on the 1st day of March, June, September and December of each year, commencing on June 1, 2013. If any date on which dividends would otherwise be payable is not a business day, then the dividend payment date will be the next succeeding business day and no additional dividends will accrue in respect of any payment made on the next succeeding business day.

Redemption	On or after June 1, 2018, the Series G Preferred Stock may be redeemed at our option in whole, or in part, at a redemption price equal to $25,000 per share (equivalent to $25 per depositary share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends. The Series G Preferred Stock also may be redeemed at our option in whole, but not in part, prior to June 1, 2018 upon the occurrence of a “regulatory capital treatment event,” as described below under “Description of Series G Preferred Stock — Redemption,” at a redemption price equal to $25,000 per share (equivalent to $25 per depositary share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends. Neither the holders of Series G Preferred Stock nor holders of depositary shares will have the right to require the redemption or repurchase of the Series G Preferred Stock.

Under the risk-based capital guidelines of the Board of Governors of the Federal Reserve System (the “Federal Reserve”) applicable to bank holding companies, any redemption of the Series G Preferred Stock is, under current rules, subject to prior approval of the Federal Reserve.

Liquidation rights

Upon any voluntary or involuntary liquidation, dissolution or winding up of BB&T Corporation, holders of shares of Series G Preferred Stock are entitled to receive out of assets of BB&T Corporation available for distribution to shareholders, before any distribution of assets is made to holders of our common stock or of any other shares of our stock ranking junior as to such a distribution to the Series G Preferred Stock, a liquidating distribution in the amount of the liquidation preference of $25,000 per share (equivalent to $25 per depositary share) plus any declared and unpaid dividends, without accumulation of any undeclared dividends. Distributions will be made only to the extent of BB&T Corporation’s assets that are available after satisfaction of all liabilities to creditors and subject to the rights of holders of any securities ranking senior to the Series G Preferred Stock (pro rata as to the Series G Preferred Stock and any other shares of our stock ranking equally as to such distribution).

Voting rights	None, except with respect to authorizing or increasing the authorized amount of senior stock, certain changes in the terms of the Series G Preferred Stock, and upon our non-payment of the equivalent of six quarterly dividends (whether consecutive or not), the right, together with holders of any other series of our preferred stock ranking equally with the Series G Preferred Stock with similar voting rights, to elect a minimum of two directors. See “Description of Series G Preferred Stock — Voting Rights” below. Holders of depositary shares must act through the depositary to exercise any voting rights, as described under “Description of Depositary Shares — Voting the Series G Preferred Stock” below.

Maturity	The Series G Preferred Stock does not have a maturity date, and we are not required to redeem the Series G Preferred Stock. Accordingly, the Series G Preferred Stock will remain outstanding indefinitely, unless and until we decide to redeem it.

Preemptive and conversion rights	None.

Listing	We intend to apply for listing of the depositary shares on the NYSE under the symbol “BBT PrG.” If the application is approved, we expect trading of the depositary shares on the NYSE to commence within a 30-day period after the initial delivery of the depositary shares.

Tax consequences	For a discussion of the tax consequences relating to the Series G Preferred Stock, see “Certain U.S. Federal Income Tax Considerations” below.

Use of proceeds	We intend to use the net proceeds from the sale of the depositary shares representing interests in the Series G Preferred Stock for general corporate purposes, which may include the acquisition of other companies, repurchasing outstanding shares of our common stock, repayment of maturing obligations and refinancing of outstanding indebtedness and extending credit to, or funding investments in, our subsidiaries. The precise amounts and timing of our use of the net proceeds will depend upon our and our subsidiaries’ funding requirements and the availability of other funds. Pending our use of the net proceeds from the sale of the depositary shares representing interests in the Series G Preferred Stock as described above, we will use the net proceeds to reduce our short-term indebtedness or for temporary investments. See “Use of Proceeds” below.

Registrar and Depositary	Computershare Trust Company, N.A. and Computershare Inc.

Conflicts of interest	Our affiliate, BB&T Capital Markets, a division of BB&T Securities, LLC, is a member of FINRA and is participating in the distribution of the depositary shares. The distribution arrangements for this offering comply with the requirements of FINRA Rule 5121, regarding a FINRA member firm’s participation in the distribution of securities of an affiliate. In accordance with FINRA Rule 5121, no FINRA member firm that has a conflict of interest under FINRA Rule 5121 may make sales in this offering to any discretionary account without the prior approval of the customer. Our affiliates, including BB&T Capital Markets, a division of BB&T Securities, LLC, may use this prospectus supplement and the accompanying prospectus in connection with offers and sales of the depositary shares in the secondary market. These affiliates may act as principal or agent in those transactions. Secondary market sales will be made at prices related to market prices at the time of sale.

RISK FACTORS

An investment in the depositary shares involves certain risks. You should carefully consider the risks described below and the risk factors and other information concerning our business included in our Annual Report on Form 10-K for the year ended December 31, 2012, as such may be amended or updated in other reports filed by us with the SEC, as well as the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, before making an investment decision. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of the depositary shares could decline due to any of these risks, and you may lose all or part of your investment. This prospectus supplement also contains or incorporates by reference forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus supplement and the accompanying prospectus.

You are making an investment decision with regard to the depositary shares as well as the Series G Preferred Stock.

As described in this prospectus supplement, we are issuing fractional interests in shares of Series G Preferred Stock in the form of depositary shares. Accordingly, the depositary will rely on the payments it receives on the Series G Preferred Stock to fund all payments on the depositary shares. You should carefully review the information in the accompanying prospectus and in this prospectus supplement regarding both of these securities.

Our ability to pay dividends on the Series G Preferred Stock, and therefore your ability to receive distributions on the depositary shares, may be limited by federal regulatory considerations and the results of operations of our subsidiaries.

We are a holding company that conducts substantially all of our operations through our banks and other subsidiaries. As a result, our ability to make dividend payments on the Series G Preferred Stock will depend primarily upon the receipt of dividends and other distributions from our subsidiaries.

There are various regulatory restrictions on the ability of our banking subsidiaries to pay dividends or make other payments to us. Federal banking laws regulate the amount of dividends that may be paid by our banking subsidiaries without prior approval. In addition, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) requires federal banking agencies to establish more stringent risk-based capital guidelines and leverage limits applicable to banks and bank holding companies, and especially those institutions with consolidated assets equal to or greater than $50 billion. The Federal Reserve, FDIC and the Office of the Comptroller of the Currency (“OCC”) issued proposed rules (the “Proposed Rules”) that would substantially revise the federal banking agencies’ current capital rules and implement the Basel Committee on Banking Supervision’s December 2010 regulatory capital reforms, known as Basel III. The Proposed Rules set forth the proposed criteria for qualifying additional Tier 1 capital instruments consistent with Basel III, including the requirement that any dividends on such instruments only be paid out of the banking organization’s net income and retained earnings. Such provisions could adversely affect our ability to pay dividends or may result in additional limitations on our ability to pay dividends on shares of the Series G Preferred Stock. Currently, Federal Reserve policy states that dividends should be paid from current earnings. The Federal Reserve and the FDIC have the authority over BB&T Corporation and Branch Bank, respectively, to require that dividends be paid only with these regulators’ prior approval, if the Federal Reserve or the FDIC deems it necessary to conserve capital at BB&T Corporation or Branch Bank.

Additionally, our right to participate in any distribution of assets of any of our subsidiaries upon the subsidiary’s liquidation or otherwise, and thus your ability as a holder of the depositary shares to benefit indirectly from such distribution, will be subject to the prior claims of creditors of that subsidiary, except to the extent that any of our claims as a creditor of such subsidiary may be recognized. As a result, the depositary shares will effectively be subordinated to all existing and future liabilities and obligations of our subsidiaries. At December 31, 2012, our subsidiaries’ direct borrowings and deposit liabilities that would effectively rank senior to the Series G Preferred Stock totaled approximately $155.1 billion.

The Series G Preferred Stock is equity and is subordinate to our existing and future indebtedness.

The shares of Series G Preferred Stock are our equity interests and do not constitute indebtedness. As such, the shares of Series G Preferred Stock, and the related depositary shares, will rank junior to all indebtedness and other non-equity claims on us with respect to assets available to satisfy claims on us, including in our liquidation. If we are forced to liquidate our assets to pay our creditors, we may not have sufficient funds to pay amounts due on any or all of the Series G Preferred Stock then outstanding. Our existing and future indebtedness may restrict payment of dividends on the Series G Preferred Stock. As of December 31, 2012, our indebtedness and obligations, on a consolidated basis, totaled approximately $162.6 billion. Additionally, unlike indebtedness, where principal and interest would customarily be payable on specified due dates, in the case of preferred stock such as the Series G Preferred Stock, (1) dividends are payable only if declared by our board of directors or a duly authorized committee of the board and (2) as a corporation, we are subject to restrictions on payments of dividends and redemption price out of lawfully available assets. Further, the Series G Preferred Stock places no restrictions on our business or operations or on our ability to incur indebtedness or engage in any transactions, subject only to the limited voting rights referred to below under “Risk Factors — Holders of Series G Preferred Stock and the related depositary shares will have limited voting rights.” Also, as a bank holding company, our ability to declare and pay dividends is dependent on certain federal regulatory considerations. See the immediately preceding risk factor.

We are not required to declare dividends on the Series G Preferred Stock, and dividends on the Series G Preferred Stock are non-cumulative. If we do not declare dividends on the Series G Preferred Stock, holders of depositary shares will not be entitled to receive related distributions on their depositary shares.

Dividends on shares of the Series G Preferred Stock will not be mandatory. Holders of the Series G Preferred Stock, including the depositary, will only be entitled to receive dividends for any given dividend period if, when and as declared by our board of directors or a duly authorized committee of our board of directors out of legally available assets. Consequently, if our board of directors or a duly authorized committee of the board of directors does not authorize and declare a dividend for any dividend period, the depositary would not be entitled to receive any such dividend and no related distribution will be made on the depositary shares, and such unpaid dividend will not accrue or be payable for such dividend period. Dividends on the Series G Preferred Stock are non-cumulative. We will have no obligation to pay dividends for a dividend period after the dividend payment date for such period, and holders of depositary shares will not be entitled to receive any distribution with respect to such dividends, if our board of directors or a duly authorized committee of the board of directors has not declared such dividend before the related dividend payment date, whether or not dividends are declared for any subsequent dividend period with respect to the Series G Preferred Stock or any other series of our preferred stock. If we do not declare and pay dividends on the Series G Preferred Stock, you will not receive corresponding distributions on your depositary shares and the market price of your depositary shares may decline.

Investors should not expect us to redeem the Series G Preferred Stock on the date it becomes redeemable or on any particular date after it becomes redeemable.

The Series G Preferred Stock is a perpetual equity security. The Series G Preferred Stock has no maturity or mandatory redemption date and is not redeemable at the option of investors. By its terms, the Series G Preferred Stock may be redeemed at our option in whole, or in part, from time to time on or after June 1, 2018. The Series G Preferred Stock may also be redeemed at our option in whole, but not in part, prior to June 1, 2018 upon the occurrence of certain changes relating to the regulatory capital treatment of the Series G Preferred Stock, as described below under “Description of Series G Preferred Stock — Redemption.” Any decision we may make at any time to propose a redemption of the Series G Preferred Stock will depend upon, among other things, our evaluation of our capital position, the composition of our shareholders’ equity and general market conditions at that time.

Our right to redeem the Series G Preferred Stock is subject to an important limitation. Under the Federal Reserve’s risk-based capital guidelines applicable to bank holding companies, any redemption of the Series G Preferred Stock is subject to prior approval of the Federal Reserve. There can be no assurance that the Federal Reserve will approve any redemption of the Series G Preferred Stock that we may propose. There also can be no assurance that, if we propose to redeem the Series G Preferred Stock without replacing the Series G Preferred Stock with Tier 1 capital that is not a restricted core capital element, the Federal Reserve will authorize such redemption. We understand that the factors that the Federal Reserve will consider in evaluating a proposed redemption, or a request that we be permitted to redeem the Series G Preferred Stock without replacing it with Tier 1 capital that is not a restricted core capital element, include its evaluation of the overall level and quality of our capital components, considered in light of our risk exposures, earnings and growth strategy, and other supervisory considerations, although the Federal Reserve may change these factors at any time.

The Series G Preferred Stock may be redeemed at our option prior to June 1, 2018 upon the occurrence of a regulatory capital treatment event, which may occur as a result of changes to the capital rules being considered by the Federal Reserve.

Although we believe that the Series G Preferred Stock will be Tier 1 capital for regulatory purposes, it is possible that the Series G Preferred Stock may not satisfy the proposed criteria for Tier 1 capital instruments consistent with Basel III set forth in any final rules adopted by the Federal Reserve. Therefore, in addition to other circumstances that may constitute a regulatory capital treatment event, as a result of the Federal Reserve revising and replacing its current capital rules with rules implementing Basel III, a regulatory capital treatment event could occur whereby we would have the right, subject to prior Federal Reserve approval, to redeem the Series G Preferred Stock in accordance with its terms prior to June 1, 2018.

If we are deferring payments on our outstanding junior subordinated debt securities or are in default under the indentures governing those securities, we will be prohibited from making distributions on or redeeming the Series G Preferred Stock.

The terms of our outstanding junior subordinated debt securities prohibit us from declaring or paying any dividends or distributions on the Series G Preferred Stock, or redeeming, purchasing, acquiring or making a liquidation payment with respect to any of our capital stock, including the Series G Preferred Stock, if we are aware of any event that would be an event of default under the indenture governing those junior subordinated debt securities or at any time when we have deferred interest thereunder.

A downgrade, suspension or withdrawal of any rating assigned by a rating agency to us or our securities, including the depositary shares and the Series G Preferred Stock, could cause the liquidity or trading price of the depositary shares to decline significantly.

Real or anticipated changes in the credit ratings assigned to the depositary shares, the Series G Preferred Stock or our credit ratings generally could affect the trading price of the depositary shares. Credit ratings are not a recommendation to buy, sell or hold any security, and may be revised or withdrawn at any time by the issuing organization in its sole discretion. In addition, credit rating agencies continually review their ratings for the companies that they follow, including us. The credit rating agencies also evaluate the financial services industry as a whole and may change their credit rating for us and our securities, including the Series G Preferred Stock and depositary shares, based on their overall view of our industry. On December 6, 2011, Standard & Poor’s Rating Services (“S&P”) lowered its long-term issuer credit rating one notch on us and Branch Bank as part of its review of the ratings for a number of the largest financial institutions and the application of its new ratings criteria for banks, which were published by S&P on November 9, 2011. On March 18, 2013, S&P downgraded our rating outlook from “stable” to “negative.”

A further downgrade, withdrawal, or the announcement of a possible downgrade or withdrawal in the ratings assigned to the depositary shares, the Series G Preferred Stock, us or our other securities, or any perceived decrease in our creditworthiness could cause the trading price of the depositary shares to decline significantly.

The depositary shares may not have an active trading market.

The Series G Preferred Stock and the related depositary shares are new issues with no established trading market. Although we intend to apply to list the depositary shares on the NYSE, there is no guarantee that we will be able to list the depositary shares. Even if the depositary shares are listed, there may be little or no secondary market for the depositary shares. Even if a secondary market for the depositary shares develops, it may not provide significant liquidity and transaction costs in any secondary market could be high. As a result, the difference between bid and asked prices in any secondary market could be substantial. Further, because the shares of Series G Preferred Stock do not have a stated maturity date, investors seeking liquidity in the depositary shares will be limited to selling their depositary shares in the secondary market. We do not expect that there will be any separate public trading market for the shares of the Series G Preferred Stock except as represented by the depositary shares.

General market conditions and unpredictable factors could adversely affect market prices for the depositary shares representing interests in the Series G Preferred Stock.

There can be no assurance about the market prices for the depositary shares representing interests in the Series G Preferred Stock. Several factors, many of which are beyond our control, will influence the market value of the depositary shares. Factors that might influence the market value of the depositary shares include:

•	whether we skip or are likely to skip dividends on the Series G Preferred Stock from time to time;

•	our creditworthiness, regulatory capital levels, operating performance, financial condition and prospects;

•	the ratings of our securities provided by credit ratings agencies, including ratings on the Series G Preferred Stock and related depositary shares;

•	our issuance of additional preferred equity;

•	interest rates, generally, and expectations regarding changes in rates;

•	developments in the credit, mortgage and housing markets, the markets for securities relating to mortgages or housing, and developments with respect to financial institutions generally;

•	the market for similar bank holding company securities; and

•	economic, financial, geopolitical, regulatory or judicial events that affect us or the financial markets generally.

Accordingly, the depositary shares that an investor purchases, whether in the offering or in the secondary market, may trade at a discount to their cost, and their value will fluctuate.

Holders of Series G Preferred Stock and the related depositary shares will have limited voting rights.

Holders of the Series G Preferred Stock, and therefore holders of the depositary shares, have no voting rights with respect to matters that generally require the approval of voting shareholders. However, holders of the Series G Preferred Stock will have the right to vote as a class on certain fundamental matters that may affect the preference or special rights of the Series G Preferred Stock, as described under “Description of Series G Preferred Stock — Voting Rights” below. In addition, if dividends on any shares of the Series G Preferred Stock or any other class or series of preferred stock that ranks on parity with the Series G Preferred Stock as to payment of dividends with similar voting rights have not been declared or paid for the equivalent of six or more dividend payments, whether or not for consecutive dividend periods, holders of the outstanding shares of Series G Preferred Stock, together with holders of any other series of our preferred stock ranking equal with the Series G Preferred Stock with similar voting rights, will be entitled to vote for the election of two additional directors to our board of directors, subject to the terms and to the limited extent described under “Description of Series G Preferred Stock — Voting Rights” below. Holders of depositary shares must act through the depositary to exercise any voting rights in respect of the Series G Preferred Stock.

Holders of depositary shares may not be entitled to the dividends-received deduction.

Distributions paid to corporate U.S. holders of the depositary shares may be eligible for the dividends-received deduction if we have current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Although we presently have accumulated earnings and profits, we may not have sufficient current or accumulated earnings and profits during future fiscal years for the distributions on the Series G Preferred Stock (and related depositary shares) to qualify as dividends for U.S. federal income tax purposes. If any distributions on the Series G Preferred Stock (and related depositary shares) with respect to any fiscal year are not eligible for the dividends-received deduction because of insufficient current or accumulated earnings and profits, the market value of the depositary shares may decline.

FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, regarding our financial condition, results of operations, business plans and future performance that are based on the beliefs and assumptions of our management and the information available to management at the time that these disclosures were prepared. Words such as “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “projects,” “may,” “will,” “could,” “should,” and other similar expressions are intended to identify these forward-looking statements. Such statements are subject to factors that could cause actual results to differ materially from anticipated results. Such factors include, but are not limited to, the following:

•

general economic or business conditions, either nationally or regionally, may be less favorable than expected, resulting in, among other things, a deterioration in credit quality and/or a reduced demand for credit or other services;

•

disruptions to the credit and financial markets, either nationally or globally, including the impact of a downgrade of U.S. government obligations by one of the credit ratings agencies and the adverse effects of the ongoing sovereign debt crisis in Europe;

•	changes in the interest rate environment may reduce net interest margins and/or the volumes and values of loans made or held as well as the value of other financial assets held;

•	competitive pressures among depository and other financial institutions may increase significantly;

•	legislative, regulatory or accounting changes, including changes resulting from the adoption and implementation of the Dodd-Frank Act may adversely affect the businesses in which we are engaged;

•	local, state or federal taxing authorities may take tax positions that are adverse to us;

•	reduction in our credit ratings;

•	adverse changes may occur in the securities markets;

•	our competitors may have greater financial resources and develop products that enable them to compete more successfully than us and may be subject to different regulatory standards than us;

•	costs or difficulties related to the integration of our businesses and our merger partners may be greater than expected;

•

unpredictable natural or other disasters could have an adverse effect on us in that such events could materially disrupt our operations or the ability or willingness of our customers to access the financial services we offer;

•	expected cost savings or revenue growth associated with completed mergers and acquisitions may not be fully realized or realized within the expected time frames;

•	deposit attrition, customer loss and/or revenue loss following completed mergers and acquisitions may be greater than expected; and

•	cyber-security risks, including “denial of service,” “hacking” and “identity theft,” that could adversely affect our business and financial performance, or our reputation.

These and other risk factors are more fully described in our Annual Report on Form 10-K for the year ended December 31, 2012 under the section entitled “Risk Factors” and from time to time in other filings with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus supplement. Actual results may differ materially from those expressed in, or implied by, any forward-looking statements. Except to the extent required by applicable law or regulation, we undertake no obligation to revise or update publicly any forward-looking statements for any reason.

USE OF PROCEEDS

The net proceeds from this offering, after deducting the underwriting discounts and commissions but before our estimated offering expenses, are expected to be approximately $437,591,440 (or approximately $486,016,440 if the underwriters exercise in full their over-allotment option to purchase additional depositary shares). We intend to use the net proceeds from the sale of the depositary shares representing interests in the Series G Preferred Stock for general corporate purposes, which may include the acquisition of other companies, repurchasing outstanding shares of our common stock, repayment of maturing obligations and refinancing of outstanding indebtedness and extending credit to, or funding investments in, our subsidiaries. The precise amounts and timing of our use of the net proceeds will depend upon our and our subsidiaries’ funding requirements and the availability of other funds. Pending our use of the net proceeds from the sale of the depositary shares representing interests in the Series G Preferred Stock as described above, we will use the net proceeds to reduce our short-term indebtedness or for temporary investments.

CONSOLIDATED RATIOS OF EARNINGS

TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The consolidated ratios of earnings to combined fixed charges and preferred stock dividends for us and our subsidiaries for each of the periods indicated are as follows:

	Years Ended December 31,
	2012	2011	2010	2009	2008
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends:(1)
Excluding interest on deposits	4.37x	2.91x	1.99x	1.88x	2.76x
Including interest on deposits	3.18x	2.10x	1.50x	1.38x	1.67x

(1)	Dividends on preferred stock have been grossed up by the effective tax rate for the period.

For purposes of computing these ratios, earnings represent income from continuing operations before extraordinary items and cumulative effects of changes in accounting principles plus income taxes and fixed charges (excluding capitalized interest and dividends on our preferred stock, less earnings attributable to noncontrolling interest). Fixed charges, excluding interest on deposits, represent interest (other than on deposits, but including capitalized interest), one-third of rents (the proportion representative of the interest factor), dividends on our preferred stock and all amortization of debt issuance costs. Fixed charges, including interest on deposits, represent all interest, one-third of rents (the proportion representative of the interest factor), dividends on our preferred stock and all amortization of debt issuance costs.

As of the date of this prospectus supplement, we have 87,000 shares of preferred stock outstanding, of which 23,000 represent shares of our Series D Preferred Stock issued on May 1, 2012, 46,000 represent shares of our Series E Preferred Stock issued on July 31, 2012 and 18,000 represent shares of our Series F Preferred Stock issued on October 31, 2012.

DESCRIPTION OF CAPITAL STOCK

The following description summarizes the terms of our capital stock but does not purport to be complete, and it is qualified in its entirety by reference to the applicable provisions of federal law governing bank holding companies, North Carolina law and our articles of incorporation and bylaws. Our articles of incorporation and bylaws are incorporated by reference as exhibits to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 and our Current Report on Form 8-K filed on February 24, 2012, respectively. See “Where You Can Find More Information” in the accompanying prospectus.

Our authorized capital stock consists of 2,000,000,000 shares of common stock, par value $5.00 per share, and 5,000,000 shares of preferred stock, par value $5.00 per share. As of March 31, 2013, there were 701,440,145 shares of our common stock issued and outstanding and 87,000 shares of our preferred stock issued and outstanding, of which 23,000 represent shares of our Series D Preferred Stock issued on May 1, 2012, 46,000 represent shares of our Series E Preferred Stock issued on July 31, 2012 and 18,000 represent shares of our Series F Preferred Stock issued on October 31, 2012. All outstanding shares of our capital stock are, and the shares of Series G Preferred Stock to be sold under this prospectus supplement will be, when issued and paid for, fully paid and non-assessable.

Common Stock

Each share of our common stock is entitled to one vote on all matters submitted to a vote at any meeting of shareholders. Holders of our common stock are entitled to receive dividends when, as, and if, declared by our board of directors out of funds legally available for the payment of dividends and, upon liquidation, to receive pro rata all assets, if any, of BB&T Corporation available for distribution after the payment of necessary expenses and all prior claims. Holders of our common stock do not have cumulative voting, preemptive, redemption or conversion rights. The rights and privileges of holders of our common stock are subject to any preferences that our board of directors may set for any series of our preferred stock that we may issue in the future.

The transfer agent and registrar for our common stock is Computershare, Inc. Our common stock is listed on the NYSE under the symbol “BBT.”

Anti-Takeover Provisions

Provisions of the North Carolina Business Corporation Act (the “NCBCA”) and our articles of incorporation and bylaws described below may be deemed to have an anti-takeover effect and, together with the ability of our board of directors to issue shares of our preferred stock and to set the voting rights, preferences and other terms of our preferred stock, may delay or prevent takeover attempts not first approved by our board of directors. These provisions also could delay or deter the removal of incumbent directors or the assumption of control by shareholders. We believe that these provisions are appropriate to protect our interests and our shareholders.

Control Share Acquisition Act. The NCBCA’s Control Share Acquisition Act (the “Control Share Acquisition Act”) may make an unsolicited attempt to gain control of BB&T Corporation more difficult by restricting the right of specified shareholders to vote newly acquired large blocks of stock. The Control Share Acquisition Act is triggered upon the acquisition by a person of shares of voting stock of a covered corporation that, when added to all other shares beneficially owned by the person, would result in that person holding one-fifth, one-third or a majority of the voting power in the election of directors. Under the Control Share Acquisition Act, the shares acquired that result in the crossing of any of these thresholds have no voting rights until they are conferred by the affirmative vote of the holders of a majority of all outstanding voting shares, excluding those shares held by any person involved or proposing to be involved in the acquisition of shares in excess of the thresholds, any officer of the corporation and any employee of the corporation who is also a director of the corporation. If voting rights are conferred on the acquired shares, all shareholders of the corporation have the right to require that their shares be redeemed at the highest price paid per share by the acquiror for any of the acquired shares.

North Carolina Shareholder Protection Act. The North Carolina Shareholder Protection Act (the “Shareholder Protection Act”) generally provides that, unless the transaction satisfies certain minimum fair price (as compared to market price, earnings per share and the price paid for shares by the acquiror) and procedural requirements, the affirmative vote of the holders of 95% of the voting shares of a corporation is necessary to adopt or authorize a business combination with any other entity, if that entity is the beneficial owner, directly or indirectly, of more than 20% of the voting shares of the corporation. The Shareholder Protection Act applies to all North Carolina corporations that have not expressly opted out of its provisions in their articles of incorporation or bylaws. We have explicitly opted out of the provisions of the Shareholder Protection Act in our bylaws.

Provisions Regarding Our Board of Directors. Our bylaws provide for a board of directors having not less than three nor more than 25 members as determined from time to time by vote of a majority of the members of our board of directors or by resolution by our shareholders. Each director is elected to serve for a term of one year, with each director’s term to expire at the annual meeting next following the director’s election as a director when a successor may be elected and qualified, unless the director dies, resigns, retires or is disqualified or removed before that meeting. Under our bylaws, our directors may be removed only for cause and only by the vote of a majority of the outstanding shares entitled to vote in the election of directors.

Meeting of Shareholders; Shareholders’ Nominations and Proposals. Under our bylaws, meetings of the shareholders may be called only by our chairman of the board of directors, chief executive officer, president, chief operating officer, secretary or our board of directors. Our shareholders may not request that a special meeting of shareholders be called. This provision could delay shareholder actions that are favored by the holders of a majority of our outstanding voting securities until the next annual shareholders’ meeting.

The procedures governing the submission of nominations for directors and other proposals by shareholders may also have a deterrent effect on shareholder actions designed to result in our change of control. Our bylaws require advance notice to our secretary regarding shareholder proposals and the nomination, other than by or at the direction of our board of directors or one of its committees, of candidates for election as directors, not later than (1) in the case of an annual meeting, at least 120 days but no more than 150 days in advance of the first anniversary of the notice date of our proxy statement for the preceding year’s annual meeting; (2) in the case of a special meeting, at least 120 days but no more than 150 days in advance of the meeting date of the special meeting; provided, however, if the first public announcement of the date of the special meeting is less than 150 days prior to the date of the special meeting, notice by the shareholder shall not be later than the tenth day following the first public notice of the date for such special meeting; provided, further, if the special meeting is called for purposes not including the election of directors, notice by a shareholder may relate solely to items of business and not to nomination of any candidates for election as a director. Notwithstanding the notice period specified above, in the event that the date of an annual meeting is advanced by more than 30 days or delayed by more than 60 days from the first anniversary date of the preceding year’s annual meeting, notice by a shareholder must be delivered no earlier than the 150th day prior to such annual meeting and no later than the later of the 120th day prior to such annual meeting; provided, however, if the first public announcement date of such annual meeting is less than 150 days prior to the date of such annual meeting, notice by the shareholder shall not be later than the tenth day following the public notice date for such annual meeting. With respect to a shareholder intending to make a proposal for consideration at a meeting, the foregoing notice to the secretary must contain, among other information: a description of the proposal; the name, address and shareholdings of the shareholder submitting the proposal; any material interest of the shareholder in the proposal; and a representation that the shareholder is a holder of record of shares entitled to vote at the meeting and intents to appear in person or by proxy at such meeting to present the proposal. With respect to a shareholder intending to nominate a candidate for election as a director, the foregoing notice to the secretary must contain, among other information: the aforementioned information required for a shareholder proposal; certain biographical information about the nominee; information about the nominee’s securities ownership in BB&T Corporation; and a signed statement by the nominee consenting to serve as a director if so elected. Failure of any shareholder to provide the notice, information or acknowledgements required by the foregoing provisions in a timely and proper manner shall authorize BB&T Corporation or the presiding officer at the meeting of shareholders before which such business is proposed to be introduced, or at which such nominee is proposed to be considered for election as a director, to rule such proposal or nomination out of order and not proper to be introduced or considered.

Restrictions on Ownership. The Bank Holding Company Act of 1956, as amended (the “Bank Holding Company Act”), requires any bank holding company (as defined in that Act) to obtain the approval of the Federal Reserve Board prior to acquiring more than 5% of our outstanding common stock. Any person other than a bank holding company is required to obtain prior approval of the Board of Governors of the Federal Reserve System to acquire 10% or more of our outstanding common stock under the Change in Bank Control Act. Any holder of 25% or more of our outstanding common stock, other than an individual is subject to regulation as a bank holding company, under the Bank Holding Company Act.

Preferred Stock

Under our articles of incorporation, we may issue shares of our preferred stock from time to time in one or more series. Our board of directors is authorized, without action of shareholders, to divide the preferred stock into series, to provide for the issuance thereof, and to fix and determine the relative rights, voting powers, preferences, limitations, and designations of the shares of any series so established, including, without limitation, to determine: (1) the number of shares to constitute such series and the distinctive designation thereof; (2) the dividend rate, conditions and time of accrual and payment thereof, and the dividend preferences, if any, between the classes of stock and between the series of preferred stock; (3) whether dividends shall be cumulative and, if so, the date from which dividends on each such series shall accumulate; (4) whether, and to what extent, the holders of one or more series of preferred stock shall enjoy voting rights, if any, in addition to those prescribed by law; (5) whether, and upon what terms, preferred stock will be convertible into or exchangeable for shares of any class or any other series of the same class; and (6) whether, and upon what terms, the preferred stock, will be redeemable, and the preference, if any, to which the preferred stock will be entitled in the event of voluntary liquidation, dissolution or winding up of BB&T Corporation. This power is limited by applicable laws or regulations and may be delegated to a committee of the board of directors. Under some circumstances, the issuance of shares of our preferred stock, or merely the existing authorization of our board of directors to issue shares of our preferred stock, may tend to discourage or impede a merger or other change in control of BB&T Corporation.

As of March 31, 2013, we have authorized the issuance of: (1) 23,000,000 depositary shares representing, in the aggregate, 23,000 shares of Series D Preferred Stock, with a liquidation preference of $25,000 per share, all of which are issued and outstanding; (2) 46,000,000 depositary shares representing, in the aggregate, 46,000 shares of Series E Preferred Stock, with a liquidation preference of $25,000 per share, and (3) 18,000,000 depositary shares representing, in the aggregate, 18,000 shares of Series F Preferred Stock, with a liquidation preference of $25,000 per share, all of which are issued and outstanding.

Series D Preferred Stock

Shares of the Series D Preferred Stock rank senior to our common stock, equally with shares of our Series E Preferred Stock, Series F Preferred Stock and Series G Preferred Stock and at least equally with each other series of our preferred stock we may issue (except for any senior series that may be issued with the requisite consent of the holders of the Series D Preferred Stock and all other parity stock), with respect to the payment of dividends and distributions of assets upon liquidation, dissolution or winding up. Holders of Series D Preferred Stock do not have preemptive or subscription rights.

The Series D Preferred Stock is not convertible into, or exchangeable for, shares of any other class or series of our stock or other securities. The Series D Preferred Stock has no stated maturity and will not be subject to any sinking fund or other obligation of ours to redeem or repurchase the Series D Preferred Stock.

Dividends. Holders of Series D Preferred Stock will be entitled to receive when, as and if declared by our board of directors or a duly authorized committee of the board, out of legally available assets, non-cumulative cash dividends. Dividends will accrue on the liquidation preference amount, which is $25,000 per share, and will be payable quarterly in arrears on the 1st day of March, June, September and December of each year, at a rate per annum equal to 5.85%; provided, dividends not declared with respect to any dividend period shall not be cumulative. If we pay a partial dividend or skip a dividend payment on the Series D Preferred Stock at any time, we will be subject to certain restrictions.

Redemption. The Series D Preferred Stock is not subject to any mandatory redemption provisions. On May 1, 2017, or any dividend payment date thereafter, the Series D Preferred Stock will be redeemable at our option (subject to prior approval of the Federal Reserve), in whole or in part, at a redemption price equal to $25,000 per share, plus any declared and unpaid dividends, without accumulation of any undeclared dividends. The Series D Preferred Stock also may be redeemed in whole, but not in part, at our option (subject to the approval of the appropriate federal banking agency) within 90 days of a regulatory capital treatment event, at a redemption price equal to $25,000 per share, plus any declared and unpaid dividends, without accumulation of any undeclared dividends.

Voting Rights. Except as provided below, the holders of the Series D Preferred Stock will have no voting rights.

Whenever dividends on any shares of the Series D Preferred Stock or any other class or series of preferred stock that ranks on parity with the Series D Preferred Stock (which includes the Series G Preferred Stock) as to payment of dividends, and upon which similar voting rights have been conferred and are exercisable, shall have not been declared and paid for an amount equal to six or more dividend payments, whether or not for consecutive dividend periods, the number of directors on our board of directors shall automatically increase by two and the holders of shares of Series D Preferred Stock, together with the holders of all other affected classes and series of parity stock, voting as a single class, shall be entitled to elect the two additional directors. These voting rights will continue until full dividends have been paid regularly on the shares of the Series D Preferred Stock and any other class or series of parity stock as to payment of dividends for at least four consecutive dividend periods.

So long as any shares of Series D Preferred Stock remain outstanding, (1) the vote or consent of the holders of at least 66 2/3% of the shares of Series D Preferred Stock and all other parity stock, voting as a single class, shall be necessary to issue, authorize or increase the authorized amount of, or to issue or authorize any obligation or security convertible into or evidencing the right to purchase, any class or series of stock ranking senior to the Series D Preferred Stock and all other parity stock with respect to payment of dividends or the distribution of assets upon our liquidation, dissolution or winding up; and (2) the vote or consent of the holders of at least 66 2/3% of the shares of Series D Preferred Stock shall be necessary to amend our articles of incorporation or the articles of amendment of the Series D Preferred Stock or any other series of preferred stock so as to materially and adversely affect the powers, preferences, privileges or rights of the Series D Preferred Stock, taken as a whole.

Series E Preferred Stock

Shares of the Series E Preferred Stock rank senior to our common stock, equally with shares of our Series D Preferred Stock, Series F Preferred Stock and Series G Preferred Stock and at least equally with each other series of our preferred stock we may issue (except for any senior series that may be issued with the requisite consent of the holders of the Series E Preferred Stock and all other parity stock), with respect to the payment of dividends and distributions of assets upon liquidation, dissolution or winding up. Holders of Series E Preferred Stock do not have preemptive or subscription rights.

The Series E Preferred Stock is not convertible into, or exchangeable for, shares of any other class or series of our stock or other securities. The Series E Preferred Stock has no stated maturity and will not be subject to any sinking fund or other obligation of ours to redeem or repurchase the Series E Preferred Stock.

Dividends. Holders of Series E Preferred Stock will be entitled to receive when, as and if declared by our board of directors or a duly authorized committee of the board, out of legally available assets, non-cumulative cash dividends. Dividends will accrue on the liquidation preference amount, which is $25,000 per share, and will be payable quarterly in arrears on the 1st day of March, June, September and December of each year, at a rate per annum equal to 5.625%; provided, dividends not declared with respect to any dividend period shall not be cumulative. If we pay a partial dividend or skip a dividend payment on the Series E Preferred Stock at any time, we will be subject to certain restrictions.

Redemption. The Series E Preferred Stock is not subject to any mandatory redemption provisions. On August 1, 2017, or any dividend payment date thereafter, the Series E Preferred Stock will be redeemable at our option (subject to prior approval of the Federal Reserve), in whole or in part, at a redemption price equal to $25,000 per share, plus any declared and unpaid dividends, without accumulation of any undeclared dividends. The Series E Preferred Stock also may be redeemed in whole, but not in part, at our option (subject to the approval of the appropriate federal banking agency) within 90 days of a regulatory capital treatment event, at a redemption price equal to $25,000 per share, plus any declared and unpaid dividends, without accumulation of any undeclared dividends.

Voting Rights. Except as provided below, the holders of the Series E Preferred Stock will have no voting rights.

Whenever dividends on any shares of the Series E Preferred Stock or any other class or series of preferred stock that ranks on parity with the Series E Preferred Stock (which includes the Series G Preferred Stock) as to payment of dividends, and upon which similar voting rights have been conferred and are exercisable, shall have not been declared and paid for an amount equal to six or more dividend payments, whether or not for consecutive dividend periods, the number of directors on our board of directors shall automatically increase by two and the holders of shares of Series E Preferred Stock, together with the holders of all other affected classes and series of parity stock, voting as a single class, shall be entitled to elect the two additional directors. These voting rights will continue until full dividends have been paid regularly on the shares of the Series E Preferred Stock and any other class or series of parity stock as to payment of dividends for at least four dividend consecutive periods.

So long as any shares of Series E Preferred Stock remain outstanding, (1) the vote or consent of the holders of at least 66 2/3% of the shares of Series E Preferred Stock and all other parity stock, voting as a single class, shall be necessary to issue, authorize or increase the authorized amount of, or to issue or authorize any obligation or security convertible into or evidencing the right to purchase, any class or series of stock ranking senior to the Series E Preferred Stock and all other parity stock with respect to payment of dividends or the distribution of assets upon our liquidation, dissolution or winding up; and (2) the vote or consent of the holders of at least 66 2/3% of the shares of Series E Preferred Stock shall be necessary to amend our articles of incorporation or the articles of amendment of the Series E Preferred Stock or any other series of preferred stock so as to materially and adversely affect the powers, preferences, privileges or rights of the Series E Preferred Stock, taken as a whole.

Series F Preferred Stock

Shares of the Series F Preferred Stock rank senior to our common stock, equally with shares of our Series D Preferred Stock, Series E Preferred Stock and Series G Preferred Stock and at least equally with each other series of our preferred stock we may issue (except for any senior series that may be issued with the requisite consent of the holders of the Series F Preferred Stock and all other parity stock), with respect to the payment of dividends and distributions of assets upon liquidation, dissolution or winding up. Holders of Series F Preferred Stock do not have preemptive or subscription rights.

The Series F Preferred Stock is not convertible into, or exchangeable for, shares of any other class or series of our stock or other securities. The Series F Preferred Stock has no stated maturity and will not be subject to any sinking fund or other obligation of ours to redeem or repurchase the Series F Preferred Stock.

Dividends. Holders of Series F Preferred Stock will be entitled to receive when, as and if declared by our board of directors or a duly authorized committee of the board, out of legally available assets, non-cumulative cash dividends. Dividends will accrue on the liquidation preference amount, which is $25,000 per share, and will be payable quarterly in arrears on the 1st day of March, June, September and December of each year, commencing on February 1, 2013, at a rate per annum equal to 5.200%; provided, dividends not declared with respect to any dividend period shall not be cumulative. If we pay a partial dividend or skip a dividend payment on the Series F Preferred Stock at any time, we will be subject to certain restrictions.

Redemption. The Series F Preferred Stock is not subject to any mandatory redemption provisions. On November 1, 2017, or any dividend payment date thereafter, the Series F Preferred Stock will be redeemable at our option (subject to prior approval of the Federal Reserve), in whole or in part, at a redemption price equal to $25,000 per share, plus any declared and unpaid dividends, without accumulation of any undeclared dividends. The Series F Preferred Stock also may be redeemed in whole, but not in part, at our option (subject to the approval of the appropriate federal banking agency) within 90 days of a regulatory capital treatment event, at a redemption price equal to $25,000 per share, plus any declared and unpaid dividends, without accumulation of any undeclared dividends.

Voting Rights. Except as provided below, the holders of the Series F Preferred Stock will have no voting rights.

Whenever dividends on any shares of the Series F Preferred Stock or any other class or series of preferred stock that ranks on parity with the Series F Preferred Stock (which includes the Series G Preferred Stock) as to payment of dividends, and upon which similar voting rights have been conferred and are exercisable, shall have not been declared and paid for an amount equal to six or more dividend payments, whether or not for consecutive dividend periods, the number of directors on our board of directors shall automatically increase by two and the holders of shares of Series F Preferred Stock, together with the holders of all other affected classes and series of parity stock, voting as a single class, shall be entitled to elect the two additional directors. These voting rights will continue until full dividends have been paid regularly on the shares of the Series F Preferred Stock and any other class or series of parity stock as to payment of dividends for at least four dividend consecutive periods.

So long as any shares of Series F Preferred Stock remain outstanding, (1) the vote or consent of the holders of at least 66 2/3% of the shares of Series F Preferred Stock and all other parity stock, voting as a single class, shall be necessary to issue, authorize or increase the authorized amount of, or to issue or authorize any obligation or security convertible into or evidencing the right to purchase, any class or series of stock ranking senior to the Series F Preferred Stock and all other parity stock with respect to payment of dividends or the distribution of assets upon our liquidation, dissolution or winding up; and (2) the vote or consent of the holders of at least 66 2/3% of the shares of Series F Preferred Stock shall be necessary to amend our articles of incorporation or the articles of amendment of the Series F Preferred Stock or any other series of preferred stock so as to materially and adversely affect the powers, preferences, privileges or rights of the Series F Preferred Stock, taken as a whole.

DESCRIPTION OF SERIES G PREFERRED STOCK

The depositary will be the sole holder of the Series G Preferred Stock, as described under “Description of Depositary Shares” below, and all references in this prospectus supplement to the holders of the Series G Preferred Stock shall mean the depositary. However, the holders of depositary shares will be entitled, through the depositary, to exercise the rights and preferences of the holders of the Series G Preferred Stock, as described under “Description of Depositary Shares.”

This prospectus supplement summarizes specific terms and provisions of the Series G Preferred Stock. Terms that apply generally to our preferred stock are described in the “Description of Capital Stock” section of this prospectus supplement. The following summary of the terms and provisions of the Series G Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the pertinent sections of our articles of incorporation and the articles of amendment creating the Series G Preferred Stock, which will be included as an exhibit to documents filed with the SEC.

Our authorized capital stock includes 5,000,000 shares of preferred stock, par value $5.00 per share, to be issued from time to time in one or more series. Our board of directors is authorized, without action of shareholders, to divide the preferred stock into series, to provide for the issuance thereof, and to fix and determine the relative rights, voting powers, preferences, limitations, and designations of the shares of any series so established, including, without limitation, to determine: (1) the number of shares to constitute such series and the distinctive designation thereof; (2) the dividend rate, conditions and time of accrual and payment thereof, and the dividend preferences, if any, between the classes of stock and between the series of preferred stock; (3) whether dividends shall be cumulative and, if so, the date from which dividends on each such series shall accumulate; (4) whether, and to what extent, the holders of one or more series of preferred stock shall enjoy voting rights, if any, in addition to those prescribed by law; (5) whether, and upon what terms, preferred stock will be convertible into or exchangeable for shares of any class or any other series of the same class; and (6) whether, and upon what terms, the preferred stock, will be redeemable, and the preference, if any, to which the preferred stock will be entitled in the event of voluntary liquidation, dissolution or winding up of BB&T Corporation. This power is limited by applicable laws or regulations and may be delegated to a committee of the board of directors.

The Series G Preferred Stock is a single series of authorized preferred stock consisting of 20,000 shares, all of which are being initially offered hereby. We may from time to time, without notice to or the consent of holders of the Series G Preferred Stock, issue additional shares of preferred stock that rank equally with or junior to the Series G Preferred Stock.

Shares of the Series G Preferred Stock will rank senior to our common stock, equally with our Series D Preferred Stock, Series E Preferred Stock and Series F Preferred Stock and at least equally with each other series of our preferred stock we may issue (except for any senior series that may be issued with the requisite consent of the holders of the Series G Preferred Stock and all other parity stock), with respect to the payment of dividends and distributions of assets upon liquidation, dissolution or winding up. In addition, we will generally be able to pay dividends and distributions upon liquidation, dissolution or winding up only out of lawfully available assets for such payment (i.e., after taking account of all indebtedness and other non-equity claims). The Series G Preferred Stock will be fully paid and nonassessable when issued. Holders of Series G Preferred Stock will not have preemptive or subscription rights to acquire more capital stock of BB&T Corporation.

The Series G Preferred Stock will not be convertible into, or exchangeable for, shares of any other class or series of stock or other securities of BB&T Corporation. The Series G Preferred Stock has no stated maturity and will not be subject to any sinking fund or other obligation of BB&T Corporation to redeem or repurchase the Series G Preferred Stock.

Shares of our Series D Preferred Stock, Series E Preferred Stock and Series F Preferred Stock rank equally with the Series G Preferred Stock as to dividends and distributions on liquidation and include the same provisions with respect to restrictions on declaration and payment of dividends as apply to the Series G Preferred Stock.

Dividends

Dividends on shares of the Series G Preferred Stock will not be mandatory. Holders of the Series G Preferred Stock will be entitled to receive, if, when and as declared by our board of directors, out of legally available assets, non-cumulative cash dividends on the liquidation preference, which is $25,000 per share of Series G Preferred Stock. These dividends will be payable quarterly in arrears on the 1st day of March, June, September and December of each year, such date being referred to herein as a dividend payment date. Dividends on each share of Series G Preferred Stock will accrue on the liquidation preference amount of $25,000 per share (equivalent to $25 per depositary share) at a rate per annum equal to 5.200%. In the event that we issue additional shares of Series G Preferred Stock after the original issue date, dividends on such shares will accrue from the original issue date of such additional shares. Notwithstanding the foregoing, dividends on the Series G Preferred Stock shall not be declared, paid or set aside for payment to the extent such act would cause us to fail to comply with laws and regulations applicable thereto, including applicable capital adequacy guidelines.

Dividends will be payable to holders of record of Series G Preferred Stock as they appear on our books on the applicable record date, which shall be the 15th calendar day before the applicable dividend payment date, or such other record date, not exceeding 30 days before the applicable dividend payment date, as shall be fixed by the board of directors or any duly authorized committee of the board. The corresponding record dates for the depositary shares will be the same as the record dates for the Series G Preferred Stock.

A dividend period is the period from, and including, a dividend payment date to, but excluding, the next dividend payment date, except that the initial dividend period will commence on and include the original issue date of the Series G Preferred Stock. The amount of dividends payable shall be computed on the basis of a 360-day year consisting of twelve 30-day months. If any date on which dividends would otherwise be payable is not a business day, then the dividend payment date will be the next succeeding business day and no additional dividends will accrue in respect of any payment made on the next succeeding business day.

In this subsection, the term “business day” means each Monday, Tuesday, Wednesday, Thursday or Friday on which banking institutions are not authorized or obligated by law, regulation or executive order to close in New York, New York or Winston-Salem, North Carolina.

Dividends on shares of Series G Preferred Stock will not be cumulative. Accordingly, if our board of directors or a duly authorized committee of the board does not declare a dividend on the Series G Preferred Stock payable in respect of any dividend period before the related dividend payment date, such dividend will not be deemed to have accrued and we will have no obligation to pay a dividend for that dividend period on the dividend payment date or at any future time, whether or not dividends on the Series G Preferred Stock, parity stock, junior stock or other preferred stock are declared for any future dividend period. So long as any share of Series G Preferred Stock remains outstanding, (1) no dividend shall be declared or paid or set aside for payment and no distribution shall be declared or made or set aside for payment on any junior stock (other than a dividend payable solely in junior stock), (2) no shares of junior stock shall be repurchased, redeemed or otherwise acquired for consideration by us, directly or indirectly (other than as a result of a reclassification of junior stock for or into other junior stock, or the exchange or conversion of one share of junior stock for or into another share of junior stock, and other than through the use of the proceeds of a substantially contemporaneous sale of other shares of junior stock) nor shall any monies be paid to or made available for a sinking fund for the redemption of any such securities by us and (3) no shares of parity stock shall be repurchased, redeemed or otherwise acquired for consideration by us other than pursuant to pro rata offers to purchase all, or a pro rata portion, of the Series G Preferred Stock and such parity stock except by conversion into or exchange for junior stock, during a dividend period, unless, in the case of each of clauses (1), (2) and (3) above, the full dividends for the then-current dividend period on all outstanding shares of Series G Preferred Stock have been declared and paid or declared and a sum sufficient for the payment thereof has been set aside.

As used in this prospectus supplement, “junior stock” means our common stock and any other class or series of stock of BB&T Corporation hereafter authorized over which Series G Preferred Stock has preference or priority in the payment of dividends or in the distribution of assets on any liquidation, dissolution or winding up of BB&T Corporation.

When dividends are not paid in full upon the shares of Series G Preferred Stock and any parity stock, all dividends declared upon shares of Series G Preferred Stock and any parity stock will be declared on a proportional basis so that the amount of dividends declared per share will bear to each other the same ratio that accrued dividends for the then-current dividend period per share on Series G Preferred Stock, and accrued dividends, including any accumulations, on any parity stock, bear to each other.

As used in this prospectus supplement, “parity stock” means any other class or series of stock of BB&T Corporation that ranks equally with the Series G Preferred Stock in the payment of dividends and in the distribution of assets on any liquidation, dissolution or winding up of BB&T Corporation. Parity stock includes the Series D Preferred Stock, the Series E Preferred Stock and the Series F Preferred Stock.

Subject to the foregoing, and not otherwise, such dividends (payable in cash, stock or otherwise), as may be determined by our board of directors or a duly authorized committee of the board, may be declared and paid on our common stock and any other stock ranking junior to the Series G Preferred Stock from time to time out of any assets legally available for such payment, and the holders of Series G Preferred Stock or parity stock shall not be entitled to participate in any such dividend.

Liquidation Rights

Upon any voluntary or involuntary liquidation, dissolution or winding up of BB&T Corporation, holders of the Series G Preferred Stock are entitled to receive out of assets of BB&T Corporation available for distribution to shareholders, after satisfaction of liabilities to creditors and subject to the rights of holders of any securities ranking senior to the Series G Preferred Stock, before any distribution of assets is made to holders of common stock or of any of our other shares of stock ranking junior as to such a distribution to the shares of Series G Preferred Stock, a liquidating distribution in the amount of the liquidation preference of $25,000 per share (equivalent to $25 per depositary share) plus declared and unpaid dividends, without accumulation of any undeclared dividends. Holders of the Series G Preferred Stock will not be entitled to any other amounts from us after they have received their full liquidating distribution.

In any such distribution, if the assets of BB&T Corporation are not sufficient to pay the liquidation preferences plus declared and unpaid dividends in full to all holders of the Series G Preferred Stock and all holders of any other shares of our stock ranking equally as to such distribution with the Series G Preferred Stock (including the Series D Preferred Stock, the Series E Preferred Stock and the Series F Preferred Stock), the amounts paid to the holders of Series G Preferred Stock and to the holders of all such other stock will be paid pro rata in accordance with the respective aggregate liquidating distribution owed to those holders. If the liquidation preference plus declared and unpaid dividends has been paid in full to all holders of Series G Preferred Stock and any other shares of our stock ranking equally as to the liquidation distribution, the holders of our junior stock shall be entitled to receive all remaining assets of BB&T Corporation according to their respective rights and preferences.

For purposes of this section, the merger or consolidation of BB&T Corporation with any other entity, including a merger or consolidation in which the holders of Series G Preferred Stock receive cash, securities or property for their shares, or the sale, lease or exchange of all or substantially all of the assets of BB&T Corporation for cash, securities or other property, shall not constitute a liquidation, dissolution or winding up of BB&T Corporation.

Redemption

The Series G Preferred Stock is not subject to any mandatory redemption, sinking fund or other similar provision. Except for the redemption upon the occurrence of a “regulatory capital treatment event” as further described below, the Series G Preferred Stock is not redeemable prior to June 1, 2018. On and after that date, the Series G Preferred Stock will be redeemable at our option, in whole or in part, at a redemption price equal to

$25,000 per share (equivalent to $25 per depositary share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends. Holders of Series G Preferred Stock will have no right to require the redemption or repurchase of the Series G Preferred Stock.

Notwithstanding the foregoing, prior to June 1, 2018, within 90 days of our good faith determination that an event has occurred that would constitute a “regulatory capital treatment event,” we may, at our option, subject to the approval of the appropriate federal banking agency, provide notice of our intent to redeem in accordance with the procedures described below, and subsequently redeem, all (but not less than all) of the shares of Series G Preferred Stock at the time outstanding at a redemption price equal to $25,000 per share (equivalent to $25 per depositary share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends.

A “regulatory capital treatment event” means our determination, in good faith, that, as a result of any

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amendment to, or change (including any announced prospective change) in, the laws or regulations of the United States or any political subdivision of or in the United States that is enacted or becomes effective after the initial issuance of any share of Series G Preferred Stock;

•	proposed change in those laws or regulations that is announced or becomes effective after the initial issuance of any share of Series G Preferred Stock; or

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official administrative decision or judicial decision or administrative action or other official pronouncement interpreting or applying those laws or regulations that is announced after the initial issuance of any share of Series G Preferred Stock, there is more than an insubstantial risk that we will not be entitled to treat the full liquidation value of all shares of Series G Preferred Stock then outstanding as Tier 1 capital (or its equivalent) for purposes of the capital adequacy guidelines or regulations of the appropriate federal banking agency, as then in effect and applicable, for as long as any share of Series G Preferred Stock is outstanding.

If shares of the Series G Preferred Stock are to be redeemed, the notice of redemption shall be given to the holders of record of the Series G Preferred Stock to be redeemed, either by first class mail, postage prepaid, addressed to the holders of record of such shares to be redeemed at their respective last addresses appearing on our stock register or by such other method approved by the depositary, in its reasonable discretion, not less than 30 days nor more than 60 days prior to the date fixed for redemption thereof (provided that, if the depositary shares representing the Series G Preferred Stock are held in book-entry form through DTC, we may give such notice in any manner permitted by DTC). Each notice of redemption will include a statement setting forth: (1) the redemption date; (2) the number of shares of the Series G Preferred Stock to be redeemed and, if less than all the shares held by such holder are to be redeemed, the number of such shares to be redeemed from such holder; (3) the redemption price; (4) the place or places where the certificates evidencing shares of Series G Preferred Stock are to be surrendered for payment of the redemption price; and (5) that dividends on the shares to be redeemed will cease to accrue on the redemption date. If notice of redemption of any shares of Series G Preferred Stock has been duly given and if the funds necessary for such redemption have been set aside by us for the benefit of the holders of any shares of Series G Preferred Stock so called for redemption, then, on and after the redemption date, dividends will cease to accrue on such shares of Series G Preferred Stock, such shares of Series G Preferred Stock shall no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price. See “Description of Depositary Shares” below for information about redemption of the depositary shares relating to our Series G Preferred Stock.

In case of any redemption of only part of the shares of the Series G Preferred Stock at the time outstanding, the shares to be redeemed shall be selected either pro rata or in such other manner as we may determine to be fair and equitable.

Under the Federal Reserve’s risk-based capital guidelines applicable to bank holding companies, any redemption of the Series G Preferred Stock is subject to prior approval of the Federal Reserve. See “Risk Factors — Investors should not expect us to redeem the Series G Preferred Stock on the date it becomes redeemable or on any particular date after it becomes redeemable” in this prospectus supplement.

Voting Rights

Except as provided below, the holders of the Series G Preferred Stock will have no voting rights.

Whenever dividends on any shares of the Series G Preferred Stock or any other class or series of preferred stock that ranks on parity with the Series G Preferred Stock as to payment of dividends, and upon which similar voting rights have been conferred and are exercisable (which includes the Series D Preferred Stock, the Series E Preferred Stock and the Series F Preferred Stock), shall have not been declared and paid for an amount equal to six or more dividend payments, whether or not for consecutive dividend periods (a “Nonpayment”), the holders of the Series G Preferred Stock (voting as a single class together with holders of any and all other classes of our authorized preferred stock having equivalent voting rights, whether or not the holders of such preferred stock would be entitled to vote for the election of directors if such default in dividends did not exist) will be entitled to vote as a single class for the election of a total of two additional members of our board of directors (the “Preferred Directors”), provided that our board of directors shall at no time include more than two Preferred Directors. In that event, the number of directors on our board of directors shall automatically increase by two and, at the request of any holder of Series G Preferred Stock, a special meeting of the holders of Series G Preferred Stock and any other class or series of preferred stock that ranks on parity with Series G Preferred Stock as to payment of dividends and for which dividends have not been paid, shall be called for the election of the two directors (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the shareholders, in which event such election shall be held at such next annual or special meeting of shareholders), followed by such election at each subsequent annual meeting. These voting rights will continue until full dividends have been paid regularly on the shares of the Series G Preferred Stock and any other class or series of preferred stock that ranks on parity with the Series G Preferred Stock as to payment of dividends for at least four consecutive dividend periods following the Nonpayment.

If and when full dividends have been regularly paid for at least four consecutive dividend periods following a Nonpayment on the Series G Preferred Stock and any other class or series of preferred stock that ranks on parity with the Series G Preferred Stock as to payment of dividends, the holders of the Series G Preferred Stock shall be divested of the foregoing voting rights (subject to revesting in the event of each subsequent Nonpayment) and the term of office of each Preferred Director so elected shall terminate and the number of directors on our board of directors shall automatically decrease by two. Any Preferred Director may be removed at any time without cause by the holders of record of a majority of the outstanding shares of the Series G Preferred Stock (voting as a single class together with holders of any and all other classes of our authorized preferred stock having equivalent voting rights, whether or not the holders of such preferred stock would be entitled to vote for the election of directors if such default in dividends did not exist) when they have the voting rights described above. So long as a Nonpayment shall continue, any vacancy in the office of a Preferred Director (other than prior to the initial election of the Preferred Directors) may be filled by the written consent of the Preferred Director remaining in office, or if none remains in office, by a vote of the holders of the outstanding shares of Series G Preferred Stock (voting as a single class together with holders of any and all other classes of our authorized preferred stock having equivalent voting rights, whether or not the holders of such preferred stock would be entitled to vote for the election of directors if such default in dividends did not exist) to serve until the next annual meeting of shareholders. The Preferred Directors shall each be entitled to one vote per director on any matter.

If the holders of Series G Preferred Stock become entitled to vote for the election of directors, the Series G Preferred Stock may be considered a class of voting securities under interpretations adopted by the Federal Reserve. As a result, certain holders of Series G Preferred Stock may become subject to regulations under the Bank Holding Company Act and/or certain acquisitions of Series G Preferred Stock may be subject to prior approval by the Federal Reserve.

So long as any shares of Series G Preferred Stock remain outstanding:

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the affirmative vote or consent of the holders of at least 66 2/3% of all of the shares of the Series G Preferred Stock and all other parity stock (including the Series D Preferred Stock, the Series E Preferred Stock and the Series F Preferred Stock), at the time outstanding, voting as a single class without regard to series, shall be required to issue, authorize or increase the authorized amount of, or to issue or authorize any obligation or security convertible into or evidencing the right to purchase, any class or series of stock ranking senior to the Series G Preferred Stock and all other parity stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up of BB&T Corporation; and

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the affirmative vote or consent of the holders of at least 66 2/3% of all of the shares of the Series G Preferred Stock at the time outstanding, voting separately as a class, shall be required to amend the provisions of BB&T Corporation’s articles of incorporation or the articles of amendment of the Series G Preferred Stock or any other series of preferred stock so as to materially and adversely affect the powers, preferences, privileges or rights of the Series G Preferred Stock, taken as a whole; provided, however, that any increase in the amount of the authorized or issued Series G Preferred Stock or authorized preferred stock or the creation and issuance, or an increase in the authorized or issued amount, of other series of preferred stock ranking equally with and/or junior to the Series G Preferred Stock with respect to the payment of dividends (whether such dividends are cumulative or non-cumulative) and/or the distribution of assets upon liquidation, dissolution or winding up of BB&T Corporation will not be deemed to adversely affect the powers, preferences, privileges or rights of the Series G Preferred Stock.

The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of Series G Preferred Stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been set aside by us for the benefit of the holders of the Series G Preferred Stock to effect such redemption.

Registrar

Computershare Trust Company, N.A. will be the registrar and redemption agent and Computershare Inc. will be the dividend disbursing agent for the Series G Preferred Stock.

DESCRIPTION OF DEPOSITARY SHARES

In this prospectus supplement, references to “holders” of depositary shares mean those who own depositary shares registered in their own names, on the books that we or the depositary maintain for this purpose, and not indirect holders who own beneficial interests in depositary shares registered in street name or issued in book-entry form through DTC. Please review the special considerations that apply to indirect holders described in the “Book-Entry Issuance” section of this prospectus supplement.

This prospectus supplement summarizes specific terms and provisions of the depositary shares relating to our Series G Preferred Stock. As described above under “Description of Series G Preferred Stock,” we are issuing fractional interests in shares of preferred stock in the form of depositary shares. Each depositary share will represent a 1/1,000th ownership interest in a share of Series G Preferred Stock, and will be evidenced by a depositary receipt. The shares of Series G Preferred Stock represented by depositary shares will be deposited under a deposit agreement among BB&T Corporation, and Computershare Trust Company, N.A. and Computershare Inc., jointly as depositary. Subject to the terms of the deposit agreement, each holder of a depositary share will be entitled, through the depositary, in proportion to the applicable fraction of a share of Series G Preferred Stock represented by such depositary share, to all the rights and preferences of the Series G Preferred Stock represented thereby (including dividend, voting, redemption and liquidation rights).

Immediately following the issuance of the Series G Preferred Stock, we will deposit the Series G Preferred Stock with the depositary, which will then issue the depositary shares to the underwriters. Copies of the forms of deposit agreement and the depositary receipt may be obtained from us upon request and in the manner described in the “Where You Can Find More Information” section of the accompanying prospectus.

Dividends and Other Distributions

The depositary will distribute any cash dividends or other cash distributions received in respect of the deposited Series G Preferred Stock to the record holders of depositary shares relating to the underlying Series G Preferred Stock in proportion to the number of depositary shares held by the holders. The depositary will distribute any property received by it other than cash to the record holders of depositary shares entitled to those distributions, unless it determines that the distribution cannot be made proportionally among those holders or that it is not feasible to make a distribution. In that event, the depositary may, with our approval, sell the property and distribute the net proceeds from the sale to the holders of the depositary shares in proportion to the number of depositary shares they hold.

Record dates for the payment of dividends and other matters relating to the depositary shares will be the same as the corresponding record dates for the Series G Preferred Stock.

The amounts distributed to holders of depositary shares will be reduced by any amounts required to be withheld by the depositary or by us on account of taxes or other governmental charges.

Redemption of Depositary Shares

If we redeem the Series G Preferred Stock represented by the depositary shares, the depositary shares will be redeemed from the proceeds received by the depositary resulting from the redemption of the Series G Preferred Stock held by the depositary. The redemption price per depositary share will be equal to 1/1,000th of the redemption price per share payable with respect to the Series G Preferred Stock (or $25 per depositary share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends. Whenever we redeem shares of Series G Preferred Stock held by the depositary, the depositary will redeem, as of the same redemption date, the number of depositary shares representing shares of Series G Preferred Stock so redeemed.

In case of any redemption of less than all of the outstanding depositary shares, the depositary shares to be redeemed will be selected by the depositary pro rata or in such other manner determined by the depositary to be equitable. In any such case, we will redeem depositary shares only in increments of 1,000 shares and any multiple thereof.

Voting the Series G Preferred Stock

When the depositary receives notice of any meeting at which the holders of the Series G Preferred Stock are entitled to vote, the depositary will mail (or otherwise transmit by an authorized method) the information contained in the notice to the record holders of the depositary shares relating to the Series G Preferred Stock. Each record holder of the depositary shares on the record date, which will be the same date as the record date for the Series G Preferred Stock, may instruct the depositary to vote the amount of the Series G Preferred Stock represented by the holder’s depositary shares. To the extent possible, the depositary will vote the amount of the Series G Preferred Stock represented by depositary shares in accordance with the instructions it receives. We will agree to take all reasonable actions that the depositary determines are necessary to enable the depositary to vote as instructed. If the depositary does not receive specific instructions from the holders of any depositary shares representing the Series G Preferred Stock, it will vote all depositary shares of that series held by it proportionately with instructions received.

Listing

We intend to apply to list the depositary shares on the NYSE. If the application is approved, we expect trading of the depositary shares on the NYSE to begin within 30 days of the initial delivery of the depositary shares. We do not expect that there will be any separate public trading market for the shares of the Series G Preferred Stock except as represented by the depositary shares.

Form of Preferred Stock and Depositary Shares

The depositary shares shall be issued in book-entry form through DTC, as described in “Book-Entry Issuance” below. The Series G Preferred Stock will be issued in registered form to the depositary as described in “Description of Series G Preferred Stock” above.

BOOK-ENTRY ISSUANCE

DTC will act as securities depositary for all of the depositary shares. We will issue the depositary shares only as fully-registered securities registered in the name of Cede & Co. (DTC’s nominee). We will issue and deposit with DTC one or more fully-registered global certificates for the depositary shares representing, in the aggregate, the total number of the depositary shares to be sold in this offering.

DTC has advised us that it is a limited purpose trust company organized under the New York Banking Law, a banking organization under the meaning of the New York Banking Law, a member of the Federal Reserve, a clearing corporation under the meaning of the New York Uniform Commercial Code, and a clearing agency registered under the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, like transfers and pledges, in deposited securities through electronic computerized book-entry changes in the participants’ accounts, eliminating in this manner the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations. DTC is owned by a number of its direct participants and by the NYSE and the Financial Industry Regulatory Authority, Inc. Others, like securities brokers and dealers, banks and trust companies that clear through or maintain custodial relationships with direct participants, either directly or indirectly, are indirect participants and also have access to the DTC system. The rules applicable to DTC and its participants are on file with the SEC.

Clearstream has advised us that it is incorporated under the laws of Luxembourg as a professional depositary. Clearstream holds securities for its participants and facilitates the clearance and settlement of securities transactions between its participants through electronic book-entry transfers between their accounts. Clearstream provides its participants with, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic securities markets in several countries through established depository and custodial relationships. As a professional depositary, Clearstream is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector, also known as the Commission de Surveillance du Secteur Financier. Clearstream participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and other organizations. Clearstream’s participants in the U.S. are limited to securities brokers and dealers and banks. Indirect access to Clearstream is also available to other institutions such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with Clearstream participants. Distributions with respect to interests in global securities held through Clearstream will be credited to cash accounts of its customers in accordance with its rules and procedures, to the extent received by the U.S. depositary for Clearstream.

Euroclear has advised us that it was created in 1968 to hold securities for its participants and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear provides various other services, including securities lending and borrowing, and interfaces with domestic markets in several countries. Euroclear is operated by Euroclear Bank S.A./N.V. (the “Euroclear operator”) under contract with Euroclear plc, a U.K. corporation. Euroclear participants include banks, including central banks, securities brokers and dealers and other professional financial intermediaries. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

Purchases of depositary shares within the DTC system must be made by or through direct participants, who will receive a credit for the depositary shares on DTC’s records. The ownership interest of each actual purchaser of each depositary share is in turn to be recorded on the direct and indirect participants’ records. DTC will not send written confirmation to beneficial owners of their purchases, but beneficial owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the direct or indirect participants through which the beneficial owners purchased depositary shares. Transfers of ownership interests in the depositary shares are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in depositary shares, unless the book-entry system for the depositary shares is discontinued. Interests held through Clearstream and Euroclear will be recorded on DTC’s books as being held by the U.S. depositary for each of Clearstream and Euroclear, which U.S. depositaries will in turn hold interests on behalf of their participants’ customers’ securities accounts.

DTC has no knowledge of the actual beneficial owners of the depositary shares. DTC’s records reflect only the identity of the direct participants to whose accounts the depositary shares are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners and the voting rights of direct participants, indirect participants and beneficial owners, subject to any statutory or regulatory requirements as is in effect from time to time, will be governed by arrangements among them.

We will send redemption notices to Cede & Co. as the registered holder of the depositary shares. If less than all of these depositary shares are redeemed, DTC’s current practice is to determine by lot the amount of the interest of each direct participant to be redeemed.

Although voting on the depositary shares is limited to the holders of record of the depositary shares, in those instances in which a vote is required, neither DTC nor Cede & Co. will itself consent or vote on depositary shares. Under its usual procedures, DTC would mail an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to direct participants for whose accounts the depositary shares are credited on the record date (identified in a listing attached to the omnibus proxy).

We will make distribution payments on the depositary shares to DTC. DTC’s practice is to credit direct participants’ accounts on the relevant payment date in accordance with their respective holdings shown on DTC’s records unless DTC has reason to believe that it will not receive payments on the payment date. Standing instructions and customary practices will govern payments from participants to beneficial owners. Subject to any statutory or regulatory requirements, participants, and neither DTC nor we, will be responsible for the payment. We and any paying agent will be responsible for payment of distributions to DTC. Direct and indirect participants are responsible for the disbursement of the payments to the beneficial owners.

DTC may discontinue providing its services as securities depositary on any of the depositary shares at any time by giving reasonable notice to us. If a successor securities depositary is not obtained, final depositary shares certificates must be printed and delivered. We may at our option decide to discontinue the use of the system of book-entry transfers through DTC (or a successor depositary). After an event of default, the holders of a majority in liquidation preference or aggregate principal amount of depositary shares may discontinue the system of book-entry transfers through DTC. In this case, final certificates for the depositary shares will be printed and delivered.

We have obtained the information in this section about DTC and DTC’s book-entry system from sources that we believe to be accurate, but we assume no responsibility for the accuracy of the information. We have no responsibility for the performance by DTC or its participants of their respective obligations as described in this prospectus supplement or under the rules and procedures governing their respective operations.

“Beneficial owner” refers to the ownership interest of each actual purchaser of each depositary share.

“Direct participants” refers to securities brokers and dealers, banks, trust companies, clearing corporations and other organizations who, with the New York Stock Exchange, Inc. and the Financial Industry Regulatory Authority, Inc., own DTC. Purchases of depositary shares within the DTC system must be made by or through direct participants who will receive a credit for the depositary shares on DTC’s records.

“Indirect participants” refers to others, like securities brokers and dealers, banks and trust companies that clear through or maintain custodial relationships with direct participants, either directly or indirectly, and who also have access to the DTC system.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the principal U.S. federal income tax consequences relevant to the purchase, ownership and disposition of the depositary shares. The following summary is based upon current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Department of the Treasury (“Treasury”) regulations and judicial or administrative authority, all of which are subject to change, possibly with retroactive effect. State, local and foreign tax consequences are not summarized, nor are tax consequences to special classes of investors including, but not limited to, tax-exempt organizations, insurance companies, banks or other financial institutions, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, dealers in securities or currencies, regulated investment companies, real estate investment trusts, persons whose functional currency is not the U.S. dollar, U.S. expatriates, persons liable for the alternative minimum tax, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, and persons that will hold the depositary shares as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction. Tax consequences may vary depending upon the particular status of an investor. The summary is limited to taxpayers who will hold the depositary shares as “capital assets” and who purchase the depositary shares in the initial offering at the initial offering price. Each potential investor should consult with its own tax adviser as to the U.S. federal, state, local, foreign and any other tax consequences of the purchase, ownership, conversion and disposition of the depositary shares.

If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) holds the depositary shares, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner and the partnership holding the depositary shares should consult their tax advisors regarding the tax considerations of acquiring, holding and disposing of the depositary shares.

Beneficial owners of depositary shares will be treated as owners of the underlying Series G Preferred Stock for U.S. federal income tax purposes.

U.S. Holders

The discussion in this section is addressed to a U.S. holder, which for this purpose means a beneficial owner of depositary shares that is, for U.S. federal income tax purposes, (1) an individual citizen or resident of the United States, (2) a corporation (or other entity treated as a corporation for U.S. federal tax purposes) created or organized in or under the laws of the United States or of any state thereof or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust if (i) a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or (ii) it has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

Dividends. Distributions with respect to the depositary shares will be taxable as dividend income when paid to the extent of our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that the amount of a distribution with respect to the depositary shares exceeds our current and accumulated earnings and profits, such distribution will be treated first as a tax-free return of capital to the extent of the U.S. holder’s adjusted tax basis in such depositary shares, and thereafter as capital gain.

Distributions constituting dividend income received by an individual U.S. holder in respect of the depositary shares will generally represent “qualified dividend income” that is taxable at the preferential rates applicable to long term capital gains, provided that certain holding period requirements are met and certain other conditions are satisfied. In addition, distributions on the depositary shares constituting dividend income paid to holders that are U.S. corporations will generally qualify for the 70% dividends-received deduction, subject to various limitations. A U.S. holder should consult its own tax advisers regarding the availability of the reduced dividend tax rate and the dividends-received deduction in the light of its particular circumstances.

Dividends that exceed certain thresholds in relation to a U.S. holder’s adjusted tax basis in the depositary shares could be characterized as “extraordinary dividends” under the Code. If a U.S. holder is a corporation that has held the depositary shares for two years or less before the dividend announcement date and such U.S. holder receives an extraordinary dividend, such U.S. holder will generally be required to reduce its tax basis in the depositary shares with respect to which such dividend was paid by the non-taxed portion of such dividend. If the amount of the reduction exceeds such U.S. holder’s adjusted tax basis in the depositary shares, the excess is treated as taxable gain. If an individual or other non-corporate U.S. holder receives any extraordinary dividends, such U.S. holder will be required to treat any losses on the sale or exchange of the depositary shares as long-term capital losses to the extent of any such extraordinary dividends that represent qualified dividend income eligible for the reduced tax rate.

Dispositions. A U.S. holder will generally recognize capital gain or loss on a sale or exchange of the depositary shares equal to the difference between the amount realized upon the sale or exchange and such U.S. holder’s adjusted tax basis in the shares sold or exchanged. Such capital gain or loss will be long-term capital gain or loss if the U.S. holder’s holding period for the shares sold or exchanged is more than one year. Long-term capital gains of noncorporate taxpayers are generally taxed at a lower maximum marginal tax rate than the maximum marginal tax rate applicable to ordinary income. The deductibility of net capital losses is subject to limitations.

Redemptions. The tax treatment accorded to any redemption by us (as distinguished from a sale, exchange or other taxable disposition) of our depositary shares from a U.S. holder can only be determined on the basis of the particular facts as to each U.S. holder of our depositary shares at the time of redemption.

In general, a U.S. holder of our depositary shares will recognize capital gain or loss measured by the difference between the amount received by the U.S. holder of such depositary shares upon the redemption and such U.S. holder’s adjusted tax basis in the depositary shares redeemed (provided the depositary shares are held as a capital asset) if such redemption (i) results in a “complete termination” of the U.S. holder’s interest in all classes of our shares under Section 302(b)(3) of the Code, (ii) is a “substantially disproportionate” redemption under Section 302(b)(2) of the Code, (iii) is “not essentially equivalent to a dividend” with respect to the U.S. holder of the depositary shares under Section 302(b)(1) of the Code, or (iv) is a redemption of stock held by a non-corporate shareholder where such redemption results in a partial liquidation of us under Section 302(b)(4) of the Code. In applying these tests, there must be taken into account not only the depositary shares being redeemed, but also such U.S. holder’s ownership of other classes and series of our capital stock and any options (including stock purchase rights) to acquire any of the foregoing. The U.S. holder of our depositary shares also must take into account any such securities (including options) which are considered to be owned by such U.S. holder by reason of the constructive ownership rules set forth in Sections 318 and 302(c) of the Code.

If the redemption does not meet any of the tests under Section 302 of the Code, then the redemption proceeds received from our depositary shares will be treated as a distribution on our shares and will be taxable as described under the caption “U.S. Holders—Dividends” above. If a redemption of the depositary shares is treated as a distribution that is taxable as a dividend, you are urged to consult your own tax advisors regarding the allocation of your tax basis in the redeemed and remaining depositary shares.

Information reporting and backup withholding on U.S. holders. Certain U.S. holders may be subject to backup withholding with respect to the payment of dividends on the depositary shares and to certain payments of proceeds on the sale or redemption of the depositary shares unless such U.S. holders provide proof of an applicable exemption or a correct taxpayer identification number, and otherwise comply with applicable requirements of the backup withholding rules.

Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules from a payment to a U.S. holder is allowable as a credit against such holder’s U.S. federal income tax, which may entitle the U.S. holder to a refund, provided that the U.S. holder provides the required information to the IRS in a timely manner. Moreover, certain penalties may be imposed by the IRS on a U.S. holder who is required to furnish information but does not do so in the proper manner.

Information returns will generally be filed with the IRS in connection with the payment of dividends on the depositary shares to non-corporate U.S. holders and certain payments of proceeds to non-corporate U.S. holders on the sale or redemption of the depositary shares.

Medicare Tax. For taxable years beginning after December 31, 2012, a U.S. holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% Medicare tax on the lesser of (1) the U.S. holder’s “net investment income” (or “undistributed net investment income” in the case of an estate or trust) for the relevant taxable year and (2) the excess of the U.S. holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A holder’s net investment income will generally include its dividend income and its net gains from the disposition of depositary shares, unless such dividend income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. holder that is an individual, estate, or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the depositary shares.

Non-U.S. Holders

The discussion in this section is addressed to non-U.S. holders of the depositary shares. For this purpose, a non-U.S. holder is a beneficial owner of depositary shares other than a U.S. holder or partnership. This summary does not discuss all of the tax consequences that may be relevant to holders in light of their particular circumstances or to holders subject to special rules, such as those special classes of holders described in the initial paragraph under “Certain U.S. Federal Income Tax Considerations” above, nonresident alien individuals who have lost their U.S. citizenship or who have ceased to be treated as resident aliens, corporations that are treated as domestic personal holding companies, controlled foreign corporations, or passive foreign investment companies and foreign holders that are owned or controlled by U.S. holders. Persons considering the purchase of depositary shares should consult their own tax advisors regarding the application of U.S. federal income and estate tax laws to their particular situations, as well as any tax consequences arising under the laws of any state, local or foreign tax jurisdiction or under an applicable tax treaty.

Dividends. Generally, dividends paid to a non-U.S. holder with respect to the depositary shares will be subject to U.S. federal income and withholding tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty (provided the non-U.S. holder furnishes the payor with a properly completed IRS Form W-8BEN (or acceptable substitute form) certifying that such holder is eligible for treaty benefits, unless the dividends are effectively connected with a trade or business carried on by the non-U.S. holder within the United States and, if a tax treaty applies, are attributable to a U.S. permanent establishment maintained by the non-U.S. holder (and the non-U.S. holder provides the payor with a properly completed IRS Form W-8ECI (or acceptable substitute form). Dividends that are effectively connected with such trade or business (and, if a tax treaty applies, are attributable to a U.S. permanent establishment maintained by the non-U.S. holder) will generally be subject to U.S. federal income tax on a net basis at applicable individual or corporate rates and, in the case of a non-U.S. holder that is a corporation, may be subject to a “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder eligible for a reduced rate of U.S. withholding tax pursuant to an applicable income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Dispositions. A non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on gain realized on the sale, exchange or redemption of the depositary shares so long as:

•

the gain is not effectively connected with a U.S. trade or business of the non-U.S. holder (or if a tax treaty applies, the gain is not attributable to a U.S. permanent establishment maintained by such non-U.S. holder);

•

in the case of a nonresident alien individual, such non-U.S. holder is not present in the United States for 183 or more days in the taxable year of the sale or disposition (and certain other conditions are met); and

•

we are not and have not been a “U.S. real property holding corporation” for U.S. federal income tax purposes, and certain other conditions have not been met. We do not believe that we currently are a U.S. real property holding corporation or that we will become one in the future.

If such gain is effectively connected with a U.S. trade or business of a non-U.S. holder (or if a tax treaty applies, the gain is attributable to a U.S. permanent establishment maintained by such non-U.S. holder), the non-U.S. holder will be subject to U.S. federal income tax on the net gain derived from the disposition at the applicable individual or corporate rates and, in the case of a non-U.S. holder that is a corporation, may be subject to a “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If the non-U.S. holder is a nonresident alien individual, such non-U.S. holder is present in the United States for 183 or more days in the taxable year of the sale or disposition (and certain other conditions are met), the non-U.S. holder will be subject to a flat 30% tax on the gain derived from the disposition, which may be offset by U.S.-source capital losses (even though the non-U.S. holder is not considered a resident of the United States) for the taxable year, provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

Information reporting and backup withholding on non-U.S. holders. Payment of dividends and the tax withheld with respect thereto are subject to information reporting requirements. These information reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable income tax treaty, or withholding was not required because the dividends were effectively connected with a trade or business in the United States conducted by the non-U.S. holder. Copies of the information returns reporting such dividends and withholding may also be made available by the IRS under the provisions of an applicable income tax treaty or agreement to the tax authorities in the country in which the non-U.S. holder resides. U.S. backup withholding will generally apply on payment of dividends to non-U.S. holders unless such non-U.S. holders furnish to the payor an IRS Form W-8BEN (or other applicable form) certifying as to their non-U.S. status, or such non-U.S. holders otherwise establish an exemption.

Payment by a U.S. office of a broker of the proceeds of a sale of the depositary shares is subject to both backup withholding and information reporting unless the non-U.S. holder, or beneficial owner thereof, as applicable, certifies that it is a non-U.S. holder on IRS Form W-8BEN (or other applicable form), or otherwise establishes an exemption. Subject to certain limited exceptions, backup withholding and information reporting generally will not apply to a payment of proceeds from the sale of the depositary shares if such sale is effected through a foreign office of a broker. Backup withholding is not an additional tax. Any amounts withheld from a payment to a non-U.S. holder under the backup withholding rules will be allowed as a credit against that holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that the holder furnishes the required information to the IRS.

Recently Enacted Legislation

The Foreign Account Tax Compliance Act provisions of the Hiring Incentives to Restore Employment Act, generally referred to as “FATCA,” imposes a 30% U.S. federal withholding tax on certain payments to “foreign financial institutions” (which are broadly defined for this purpose and generally include investment vehicles) and certain non-financial foreign entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of certain interests in or accounts with those entities) have been satisfied. Under recently issued final Treasury regulations, these rules generally apply to dividends in respect of securities such as the depositary shares paid on or after January 1, 2014, and to gross proceeds from the sale or other disposition of securities such as the depositary shares paid on or after January 1, 2017. Prospective investors should consult their own tax advisors regarding the implications of FATCA and the recently issued Treasury regulations on their investment in our depositary shares.

UNDERWRITING (CONFLICTS OF INTEREST)

Merrill Lynch, Pierce, Fenner & Smith Incorporated, BB&T Capital Markets, a division of BB&T Securities, LLC, Deutsche Bank Securities Inc., Morgan Stanley & Co. LLC, UBS Securities LLC and Wells Fargo Securities, LLC are acting as representatives of each of the underwriters named below. Under the terms and subject to the conditions contained in an underwriting agreement, dated the date of this prospectus supplement, each of the underwriters has severally and not jointly agreed to purchase from us, and we have agreed to sell to that underwriter, the number of depositary shares listed next to its name in the following table:

Underwriters	Number of Depositary Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated	3,105,000
BB&T Capital Markets, a division of BB&T Securities, LLC	1,620,000
Deutsche Bank Securities Inc.	1,620,000
Morgan Stanley & Co. LLC	3,105,000
UBS Securities LLC	3,105,000
Wells Fargo Securities, LLC	3,105,000
Keefe, Bruyette & Woods, Inc.	720,000
Raymond James & Associates, Inc.	720,000
RBC Capital Markets, LLC	720,000
Drexel Hamilton, LLC	36,000
Lebenthal & Co., LLC	36,000
Mischler Financial Group, Inc.	36,000
Samuel A. Ramirez & Co., Inc.	36,000
The Williams Capital Group, L.P.	36,000

Total	18,000,000

The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the depositary shares offered by this prospectus supplement and the accompanying prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. The underwriters are obligated to take and pay for all of the depositary shares offered by this prospectus supplement and the accompanying prospectus if any shares are taken. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed for a period from the date of this prospectus supplement through, and including, the date 30 days after the date hereof that we will not, without the prior written consent of the representatives, offer, sell, contract to sell or otherwise dispose of any of our securities that are substantially similar to the Series G Preferred Stock or the depositary shares, including any securities that are convertible into or exchangeable for, or that represent rights to receive, Series G Preferred Stock, depositary shares or substantially similar securities.

The underwriters propose to offer some of the depositary shares directly to the public at the public offering price set forth on the cover page of this prospectus supplement and may offer some of the depositary shares to dealers at the public offering price less a concession not to exceed $0.50 per depositary share sold to retail investors and $0.15 per depositary share sold to institutional investors. The underwriters may allow, and such dealers may reallow, a concession not in excess of $0.45 per depository share sold to retail investors. After the initial offering of the depositary shares to the public, the representatives may change the public offering price, concession and discount.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to an aggregate of 2,000,000 additional depositary shares at the public offering price listed on the cover of this prospectus supplement, less underwriting discounts and commissions. The underwriters may exercise this option solely to cover any over-allotments, if any. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional depositary shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of depositary shares listed next to the names of all underwriters in the preceding table.

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional depositary shares:

	Paid by BB&T Corporation
	No Exercise(1)	Full Exercise
Per depositary share	$0.68936444	$0.69917800

(1)	Reflects 3,286,400 depositary shares sold to institutional investors, for which the underwriters received an underwriting discount of $0.2500 per share, and 14,713,600 depositary shares sold to retail investors, for which the underwriters received an underwriting discount of $0.7875 per share.

The expenses of the offering, not including the underwriting discounts and commissions, are estimated to be approximately $850,000 and are payable by us.

Prior to this offering, there has been no public market for the depositary shares. We do not expect that there will be any separate public trading market for the shares of the Series G Preferred Stock except as represented by the depositary shares. We intend to apply to list the depositary shares on the NYSE under the symbol “BBT PrG.” If the application is approved, we expect trading of the depositary shares on the NYSE to begin within the 30-day period after the initial delivery of the depositary shares.

To facilitate the offering of the depositary shares, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the depositary shares. Specifically, the underwriters may sell more depositary shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short position may involve either “covered” short sales or “naked” short sales. Covered short sales are sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional depositary shares as described above. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing depositary shares in the open market. In determining the source of shares to close the covered short position, the underwriters will consider, among other things, the price of depositary shares available for purchase in the open market as compared to the price at which they may purchase depositary shares from us through the over-allotment option. Naked short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing depositary shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the depositary shares in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the underwriters may bid for, and purchase, depositary shares in the open market to stabilize the price of the depositary shares. These activities may raise or maintain the market price of the depositary shares above independent market levels or prevent or retard a decline in the market price of the depositary shares. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased depositary shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

In general, purchases of a security for the purpose of stabilizing or reducing a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchases.

Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the depositary shares. In addition, neither we nor the underwriters make any representation that the underwriters will engage in such transactions or that such transactions will not be discontinued without notice, once they are commenced.

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectus supplements by electronic means, such as email.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and certain of their respective affiliates have performed banking, investment banking, custodial and advisory services for us and our affiliates, from time to time, for which they have received customary fees and expenses. The underwriters and their respective affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

In the ordinary course of their various business activities, the underwriters and their respective affiliates have made or held, and may in the future make or hold, a broad array of investments including serving as counterparties to certain derivative and hedging arrangements, and may have actively traded, and, in the future may actively trade, debt and equity securities (or related derivative securities), and financial instruments (including bank loans) for their own account and for the accounts of their customers and may have in the past and at any time in the future hold long and short positions in such securities and instruments. Such investment and securities activities may have involved, and in the future may involve, our securities and instruments. Certain of the underwriters or their affiliates that have a lending relationship with us routinely hedge their credit exposure to us consistent with their customary risk management policies. Typically, such underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

The underwriters expect to deliver the depositary shares to purchasers on or about May 1, 2013, which will be the fifth business day following the pricing of the depositary shares (such settlement cycle being herein referred to as “T + 5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade depositary shares on the date of pricing or the next business day will be required, by virtue of the fact that the depositary shares initially will settle T + 5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the depositary shares who wish to trade the depositary shares on the date of pricing of the depositary shares or the next business day should consult their own advisor.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus

Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), no offer of shares may be made to the public in that Relevant Member State other than:

A. to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(a) (in the case of Relevant Member States that have not implemented the 2010 PD Amending Directive), legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities, or any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; and

(b) (in the case of Relevant Member States that have implemented the 2010 PD Amending Directive), persons or entities that are described in points (1) to (4) of Section I of Annex II to Directive 2004/39/EC, and those who are treated on request as professional clients in accordance with Annex II to Directive 2004/39/EC, or recognized as eligible counterparties in accordance with Article 24 of Directive 2004/39/EC unless they have requested that they be treated as non-professional clients; or

B. to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

C. in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares shall require the Company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that (A) it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive, and (B) in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, or in circumstances in which the prior consent of the representatives has been given to the offer or resale. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The Company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the Company or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

In the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Hong Kong

The depositary shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the depositary shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to depositary shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the depositary shares may not be circulated or distributed, nor may the depositary shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the depositary shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the depositary shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The depositary shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any depositary shares, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Conflicts of Interest

Our affiliate, BB&T Capital Markets, a division of BB&T Securities, LLC, is a member of FINRA and is participating in the distribution of the depositary shares. The distribution arrangements for this offering comply with the requirements of FINRA Rule 5121, regarding a FINRA member firm’s participation in the distribution of securities of an affiliate. In accordance with FINRA Rule 5121, no FINRA member firm that has a conflict of interest under FINRA Rule 5121 may make sales in this offering to any discretionary account without the prior approval of the customer. Our affiliates, including BB&T Capital Markets, a division of BB&T Securities, LLC, may use this prospectus supplement and the accompanying prospectus in connection with offers and sales of the depositary shares in the secondary market. These affiliates may act as principal or agent in those transactions. Secondary market sales will be made at prices related to market prices at the time of sale.

LEGAL MATTERS

Certain legal matters will be passed upon for us by Robert J. Johnson Jr., Esq., Executive Vice President, General Counsel, Secretary and Chief Corporate Governance Officer of BB&T Corporation, and Squire Sanders (US) LLP, Cleveland, Ohio. Mr. Johnson will rely upon the opinion of Squire Sanders (US) LLP as to matters of New York law. Mr. Johnson owns shares of our common stock and holds options to purchase additional shares of our common stock. Certain legal matters will be passed upon for the underwriters by O’Melveny & Myers LLP, New York, New York.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus supplement by reference to our Annual Report on Form 10-K for the year ended December 31, 2012 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

PROSPECTUS

BB&T Corporation

SENIOR DEBT SECURITIES

SUBORDINATED DEBT SECURITIES

COMMON STOCK

PREFERRED STOCK

DEPOSITARY SHARES

DEBT WARRANTS

EQUITY WARRANTS

STOCK PURCHASE CONTRACTS

STOCK PURCHASE UNITS

UNITS

These securities may be offered and sold from time to time by us, and also may be offered and sold by one or more selling securityholders to be identified in the future. We will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you invest in securities described in the applicable prospectus supplement. This prospectus may not be used to sell securities unless accompanied by the applicable prospectus supplement and a pricing supplement, if any.

These securities are unsecured and are not savings accounts, deposits or other obligations of any of our bank or nonbank subsidiaries. These securities are not insured by the Federal Deposit Insurance Corporation or any other government agency.

Our common stock is listed on the New York Stock Exchange under the symbol “BBT.” Our principal executive offices are located at 200 West Second Street, Winston-Salem, North Carolina 27101. Our telephone number is (336) 733-2000.

Investing in these securities involves risks. See “Risk Factors Related to BB&T’s Business” in our Annual Report on Form 10-K for the year ended December 31, 2010, and in other documents that we subsequently file with the Securities and Exchange Commission which are incorporated by reference into this prospectus. Additional risk factors may also be set forth in any applicable prospectus supplement or pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 13, 2011.

IMPORTANT NOTICE ABOUT INFORMATION PRESENTED IN THIS PROSPECTUS AND THE ACCOMPANYING PROSPECTUS SUPPLEMENT

We may provide information to you about the securities we are offering in three separate documents that progressively provide more detail:

•	this prospectus, which provides general information, some of which may not apply to your securities;

•	an accompanying prospectus supplement, which describes the terms of the securities, some of which may not apply to your securities; and

•	if necessary, a pricing supplement, which describes the specific terms of your securities.

If the terms of your securities vary among the pricing supplement, the prospectus supplement and the accompanying prospectus, you should rely on the information in the following order of priority:

•	the pricing supplement, if any;

•	the prospectus supplement; and

•	this prospectus.

Unless otherwise indicated in the applicable prospectus supplement or pricing supplement, neither we nor the underwriters have taken any action that would permit us to publicly sell these securities in any jurisdiction outside the United States. If you are an investor outside the United States, you should inform yourself about and comply with any restrictions as to the offering and sale of the securities and the distribution of this prospectus.

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC, utilizing a “shelf” registration process. Under this shelf registration process, we may offer and sell any combination of the securities identified in this prospectus. Each time we offer and sell securities, we will provide a prospectus supplement that will contain information about the terms of the offering and the securities being offered and, if necessary, a pricing supplement that will contain the specific terms of your securities. The prospectus supplement and, if necessary, the pricing supplement, may also add, update or change information contained in this prospectus. Any information contained in this prospectus will be deemed to be modified or superseded by any inconsistent information contained in a prospectus supplement or a pricing supplement. You should read carefully this prospectus and any prospectus supplement and pricing supplement, together with the additional information described below under “Where You Can Find More Information.”

Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus to “BB&T,” “we,” “us,” “our” or similar references mean BB&T Corporation.

FORWARD-LOOKING STATEMENTS

This prospectus, including information incorporated by reference herein, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Such forward-looking statements may relate to our financial condition, results of operations, business plans and future performance that are based on the beliefs and assumptions of our management and the information available to our management at the time that these disclosures were prepared. These forward-looking statements involve risks and uncertainties that are difficult to predict and may be beyond our control. Words such as “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “projects,” “may,” “will,” “should,” and other similar expressions are intended to identify these forward-looking statements. Such statements are subject to factors that could cause actual results to differ materially from anticipated results. Such factors include, but are not limited to, the following:

•

general economic or business conditions, either nationally or regionally, may be less favorable than expected, resulting in, among other things, a deterioration in credit quality and/or a reduced demand for credit or other services;

•	changes in the interest rate environment may reduce net interest margins and/or the volumes and values of loans made or held as well as the value of other financial assets held;

•	competitive pressures among depository and other financial institutions may increase significantly;

•

legislative or regulatory changes, including changes resulting from the adoption and implementation of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and changes in accounting standards, may adversely affect the businesses in which we are engaged;

•	local, state or federal taxing authorities may take tax positions that are adverse to us;

•	reduction in our credit ratings;

•	adverse changes may occur in the securities markets;

•	our competitors may have greater financial resources and develop products that enable them to compete more successfully than us and may be subject to different regulatory standards than us;

•	costs or difficulties related to the integration of our businesses and our merger partners may be greater than expected;

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•

unpredictable natural or other disasters could have an adverse effect on us in that such events could materially disrupt our operations or the ability or willingness of our customers to access the financial services offered by us;

•	expected cost savings associated with completed mergers and acquisitions may not be fully realized or realized within the expected time frames; and

•	deposit attrition, customer loss and/or revenue loss following completed mergers and acquisitions may be greater than expected.

These and other risk factors are more fully described in our Annual Report on Form 10-K for the year ended December 31, 2010 under the section entitled “Risk Factors Related to BB&T’s Business” and from time to time in other filings with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. Actual results may differ materially from those expressed in, or implied by, any forward-looking statements. Except to the extent required by applicable law or regulation, we undertake no obligation to revise or update publicly any forward-looking statements for any reason.

WHERE YOU CAN FIND MORE INFORMATION

The registration statement that we have filed with the SEC under the Securities Act to register the securities offered by this prospectus includes exhibits, schedules and additional relevant information about us. The rules and regulations of the SEC allow us to omit from this prospectus certain information that is included in the registration statement.

We file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy any of these documents at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. Information regarding the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC’s website is http://www.sec.gov. Our SEC filings also are available through the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

The SEC allows us to “incorporate by reference” into this prospectus information in other documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents. Information incorporated by reference is considered to be part of this prospectus. The following documents filed with the SEC are incorporated by reference:

(1)	our annual report on Form 10-K for the year ended December 31, 2010;

(2)	our quarterly report on Form 10-Q for the quarter ended March 31, 2011;

(3)	our current reports on Form 8-K filed on January 4, 2011, February 23, 2011, March 7, 2011, March 18, 2011, April 28, 2011, April 29, 2011 and July 1, 2011; and

(4)	the description of our common stock, par value $5.00 per share, contained in our Registration Statement on Form 8-A filed with the SEC on September 4, 1991.

All future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering of the securities are incorporated by reference in this prospectus (other than information in such future filings deemed, under SEC rules or otherwise, not to have been filed with the SEC). Information filed with the SEC after the date of this prospectus will automatically update and supersede information contained in or previously incorporated by reference in this prospectus.

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We will provide without charge to each person (including any beneficial owner) to whom a prospectus is delivered, on the written or oral request of any such person, a copy of any or all of these filings (other than the exhibits to such documents, unless that exhibit is specifically incorporated by reference in that filing). Requests should be directed to: BB&T Corporation, 150 South Stratford Road, Suite 300, Winston-Salem, North Carolina 27104, Attention: Investor Relations, Telephone: (336) 733-3058.

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

The consolidated ratios of earnings to fixed charges for us and our subsidiaries for the periods indicated below were as follows:

	For the Three Months Ended March 31,		For the Years Ended December 31,
	2011	2010	2010	2009	2008	2007	2006
Earnings to fixed charges:
Including interest on deposits:	1.68 x	1.50 x	1.50 x	1.40 x	1.67 x	1.63 x	1.76 x
Excluding interest on deposits:	2.18 x	2.10 x	1.99 x	1.92 x	2.77 x	2.77 x	3.25 x

For purposes of computing these ratios, earnings represent income from continuing operations before extraordinary items and cumulative effects of changes in accounting principles plus income taxes and fixed charges (excluding capitalized interest). Fixed charges, excluding interest on deposits, represent interest (other than on deposits, but including capitalized interest), one-third of rents (the proportion representative of the interest factor) and all amortization of debt issuance costs. Fixed charges, including interest on deposits, represent all interest, one-third of rents (the proportion representative of the interest factor) and all amortization of debt issuance costs.

As of the date of this prospectus, we have no preferred stock outstanding.

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USE OF PROCEEDS

We intend to use the net proceeds from the sale of the securities offered by this prospectus as set forth in the applicable prospectus supplement. We will not receive any proceeds from the sale of any securities by selling securityholders.

VALIDITY OF SECURITIES

The validity of the securities may be passed upon for us by Robert J. Johnson, Jr., Executive Vice President, General Counsel, Secretary and Chief Corporate Governance Officer of BB&T, Squire, Sanders & Dempsey (US) LLP, Cleveland, Ohio, or by counsel named in the applicable prospectus supplement, and for any underwriters or agents by counsel selected by such underwriters or agents.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2010 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

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BB&T CORPORATION

18,000,000 Depositary Shares,

Each Representing a 1/1,000th Interest in a Share of

Series G Non-Cumulative Perpetual Preferred Stock

PROSPECTUS SUPPLEMENT

Joint Book-Running Managers

BofA Merrill Lynch

BB&T Capital Markets

Deutsche Bank Securities

Morgan Stanley

UBS Investment Bank

Wells Fargo Securities

Co-Managers

Keefe, Bruyette & Woods

A Stifel Company

Raymond James

RBC Capital Markets

April 24, 2013